Form 10-K, Exhibit 13
period 1994-07-29
CRACKER BARREL OLD COUNTRY STORE INC
filed 1994-10-24
CIK 25373

                                  EXHIBIT 13

                            Selected Financial Data

                                                          For each of the fiscal years ended
                                                         (In thousands except per share data)

                                         July 29,        July 30,       July 31,        August 2,     August 3,
                                           1994            1993           1992            1991         1990
- - --------------------------------------------------------------------------------------------------------------
OPERATING RESULTS
  Net sales                             $640,899        $517,616       $400,577        $300,209       $225,518
  Cost of goods sold                     215,071         171,709        130,885         100,720         79,043
  Expenses:
    Store operations                     299,921         242,582        189,275         141,668        106,687
    General and
     administrative                       36,807          30,096         25,186          20,131         15,309
       Total expenses                    336,728         272,678        214,461         161,799        121,996
  Operating income                        89,100          73,229         55,231          37,691         24,479
  Interest expense                         2,136           2,885          3,374           2,839          1,338
  Interest income                          3,604           2,600          2,365           1,700            922
  Income before income
   taxes                                  90,568          72,944         54,222          36,551         24,063
  Provision for income
   taxes                                  33,609          27,292         20,279          13,679          8,796
  Income before change in
   accounting principle                   56,959          45,652         33,943          22,872         15,267
  Cumulative effect of
   change in accounting
   principle**                               988              --             --              --             --
  Net income                              57,947          45,652         33,943          22,872         15,267

SHARE DATA*
  Earnings before change
   in accounting principle
   per share                               $ .94           $ .78          $ .60           $ .44          $ .32
  Cumulative effect of
   change in accounting
   principle per share**                     .02              --             --              --             --
  Net earnings per share                   $ .96           $ .78          $ .60           $ .44          $ .32
  Dividends per share                      $ .02           $ .02          $ .02           $ .02          $ .01
  Weighted average
   shares outstanding                     60,607          58,789         56,204          51,497         48,360

FINANCIAL POSITION
  Working capital                       $ 60,721        $ 76,115       $ 32,565        $ 50,280       $ (5,808)
  Total assets                           530,064         469,073        313,460         264,666        145,156
  Property and equipment
   additions-net                         100,736          84,837         71,115          63,149         37,986
  Property and equipment
   -net                                  385,960         305,596        236,694         178,669        125,485
  Long-term debt                          23,500          36,576         41,449          42,516         13,762
  Capital lease
   obligations                             1,709           1,802          1,876           2,032          2,188
  Stockholders' equity                   429,846         366,785        222,110         180,443         99,941
==============================================================================================================

* Adjusted to give effect for the three-for-two stock splits in the form of 50% stock dividends distributed to stockholders on March 19, 1993, March 20, 1992 and March 22, 1991.

** The Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes", effective July 31, 1993. (See Note 7).

                     Market Price and Dividend Information

The following table indicates the high and low sale prices of the Company's common stock as reported by The Nasdaq Stock Market (National Market) and dividends paid. These prices and dividends have been adjusted to give effect for the three-for-two stock split in the form of a 50% stock dividend distributed to stockholders on March 19, 1993.

                                        Fiscal Year 1994                                     Fiscal Year 1993
                                        ----------------                                     ----------------
                                 Prices                                                Prices
                         -----------------------           Dividends           ----------------------         Dividends
Quarter                  High                Low             Paid              High               Low            Paid
- - ---------------------------------------------------------------------------------------------------------------------
First                  $29.25              $22.50          $ .00500           $27.33            $20.83        $ .00417
Second                  29.75               24.50            .00500            30.67             26.67          .00417
Third                   29.13               25.00            .00500            31.00             24.75          .00500
Fourth                  28.00               21.25            .00500            34.25             24.50          .00500
- - ----------------------------------------------------------------------------------------------------------------------

          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations


Results of Operations
     The following table highlights operating results over the past three fiscal years:

                                                               Period to Period
                            Relationship to Net Sales         Increase(Decrease)
                            -------------------------         ------------------
                           1994       1993        1992    1994 vs 1993  1993 vs 1992
- - -------------------------------------------------------------------------------------
Net Sales
  Restaurant               78.2%       78.8%       79.8%       23%          28%
  Gift shop                21.8        21.2        20.2        28           35
                           ----        ----        ----
                          100.0       100.0       100.0        24           29

Cost of goods sold         33.6        33.2        32.7        25           31
Expenses
  Store operations         46.8        46.9        47.3        24           28
  General &
    administrative          5.7         5.8         6.3        22           19
Operating income           13.9        14.1        13.8        22           33
Interest expense             .3          .6          .8       (26)         (15)
Interest income              .6          .5          .6        39           10
Income before
   income taxes            14.1        14.1        13.5        24           35
Provision for
   income taxes             5.2         5.3         5.1        23           35
Income before change in
   accounting principle     8.9         8.8         8.5        25           34
Cumulative effect of change
   in accounting principle*  .2          --          --        --           --
Net income                  9.0         8.8         8.5        27           34
==============================================================================

*The Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes", effective July 31, 1993. (See Note 7).

                           Same Store Sales Analysis

                                                              Period to Period
                                                                 Increase
                                                      --------------------------------
                                                         1994 vs 1993  1993 vs 1992
                                                          (127 Stores) (106 Stores)
- - -----------------------------------------------------------------------------------
Restaurant                                                    4%           7%
Gift shop                                                      7           12
Restaurant & gift shop                                         4            8
======================================================================================

     Same store restaurant sales (which compares sales of stores open throughout the periods under comparison) increased 4% in fiscal 1994 including menu price increases averaging 3% and a real sales increase of 1%. In fiscal 1993 same store restaurant sales increased 7% consisting of 3% in average menu price increases and 4% in real terms.
     Same store gift shop sales increased 7% in fiscal 1994 over 1993 while sales increased 12% in fiscal 1993 over 1992.
     In fiscal 1994 total sales (restaurant and gift shop) in the 127 same stores averaged $3.81 million. Restaurant sales were 78.3% of total sales in the 127 same stores in fiscal 1994 and 78.8% in fiscal 1993.

      Total net sales, which increased 24% and 29% in fiscal 1994 and 1993, respectively, benefited from comparable store sales growth and the opening of 30, 25 and 21 new stores in fiscal 1994, 1993 and 1992, respectively.
      Cost of goods sold as a percentage of net sales increased in 1994 to 33.6% from 33.2% in 1993. This increase was primarily due to an increasing mix of gift shop sales which have a higher cost than restaurant sales. Cost of goods sold as a percentage of net sales increased in 1993 to 33.2% from 32.7% in 1992. This increase was primarily due to an increasing mix of gift shop sales which have a higher cost than restaurant sales.
      Store operations expenses (which includes all store labor costs) as a percentage of net sales decreased to 46.8% in fiscal 1994 from 46.9% in fiscal 1993. The primary reasons for this decrease were improved volume and lower workers' compensation insurance expenses as a result of various safety programs instituted in the stores. Store operations expenses decreased from 47.3% in fiscal 1992 to 46.9% in fiscal 1993. The decrease was primarily due to improved volume.
      General and administrative expenses as a percentage of net sales have declined over the past three fiscal years from 6.3% in 1992 to 5.8% in 1993 and to 5.7% in 1994. This reduction was accomplished largely due to improved volume. The largest area of increased spending in absolute dollars has been in the operations area relating to the new gift shop warehouse required to support the store expansion program that resulted in a 72% increase in the number of stores from 106 to 182 over the past three fiscal years.
      Interest expense decreased to $2.1 million in fiscal 1994 from $2.9 million in fiscal 1993 primarily due to the prepayment of approximately $6.8 million in unsecured notes payable and $3.5 million of Industrial Development Revenue Bonds in the second quarter of fiscal 1994 (see Note 4) and an increase in capitalized interest related to the increase in additional stores opened from 25 in 1993 to 30 in 1994. Interest expense decreased to $2.9 million in fiscal 1993 from $3.4 million in fiscal 1992 primarily due to the prepayment of approximately $1.5 million in mortgage notes in the first quarter of fiscal
1993 and an increase in capitalized interest related to the new gift shop warehouse.
      Interest income has increased in the past three fiscal years from $2.4 million in fiscal 1992 to $2.6 million in fiscal 1993 to $3.6 million in fiscal 1994. The increase from fiscal 1992 to fiscal 1993 was primarily due to income received on the remaining proceeds from the sale (after giving effect to the stock split - see Note 5) of 2,587,500 new common shares in January 1993 and the exercise of stock options (see Note 6) in fiscal 1993. The increase from fiscal 1993 to fiscal 1994 was primarily due to income received for a full fiscal year on the remaining proceeds from the sale (after giving effect to the stock split - see Note 5) of 2,587,500 new common shares in January 1993 and the exercise of stock options (see Note 6) in fiscal 1993.
      Provision for income taxes as a percent of pretax income was 37.1% for fiscal 1994 and 37.4% for fiscal 1993 and 1992. The Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income
Taxes", effective July 31, 1993.  (See Note 7).

Liquidity and Capital Resources

     The Company's cash generated from operating activities was $72.3 million in fiscal 1994. Most of this cash was provided by net income adjusted by depreciation. Increases in inventories were partially offset by increases in accounts payable, taxes withheld and accrued, income taxes payable and accrued employee compensation.
     Capital expenditures were $101.9 million in fiscal 1994. Land purchases and cost of new stores accounted for substantially all of these expenditures, except for $3.8 million for the new gift shop warehouse.

      The Company has received approximately $4.8 million in fiscal 1994 from the exercise of stock options representing approximately 300,000 shares of common stock. The Company has also received as a result of the stock option exercises approximately $1.5 million in federal income tax benefit in fiscal 1994, which was credited directly to Additional Paid-In Capital (see Note 6). The Company's internally generated cash and short-term and long-term investments were sufficient to finance all of its growth in fiscal 1994.
      The Company estimates that its capital expenditures for fiscal 1995 will be approximately $120 million, substantially all of which will be land purchases and cost of new stores except for $6 million relating to the renovation of the old gift shop warehouse into office space. The Company's cash, short-term and long-term investments, along with internally generated cash from operating activities should be sufficient to finance its continued expansion in fiscal 1995 and its expansion plans through fiscal 1997. Presently the Company has an unused revolving credit line of $15 million.

                                 Balance Sheets

                                                  July 29,            July 30,
Assets                                             1994                 1993
- - --------------------------------------------------------------------------------
Current Assets:
Cash and cash equivalents (Note 1)             $ 13,050,523      $ 38,552,111
Short-term investments (Notes 1 and 3)           65,530,819        65,094,791
Receivables                                       2,993,735         2,436,918
Inventories (Notes 1 and 2)                      41,989,546        28,426,408
Prepaid expenses                                  1,094,862           832,262
Deferred income taxes (Notes 1 and 7)             3,220,016                --
                                               ------------      ------------
Total current assets                            127,879,501       135,342,490
                                               ------------      ------------
Property and Equipment (Notes 1 and 9):
Land                                            107,000,664        83,971,175
Buildings and improvements                      201,826,392       153,237,487
Buildings under capital leases                    3,289,285         3,289,285
Restaurant and other equipment                  114,633,996        89,272,873
Leasehold improvements                            9,464,507         7,572,204
Construction in progress                         23,919,637        25,244,569
                                               ------------      ------------
Total                                           460,134,481       362,587,593
Less:  Accumulated depreciation                  71,886,447        54,829,148
    Accumulated amortization of
         capital leases                           2,288,229         2,162,579
                                               ------------      ------------
Property and equipment-net                      385,959,805       305,595,866
                                               ------------      ------------
Long-term investments (Notes 1 and 3)            15,690,799        27,421,378
                                               ------------      ------------
Other assets                                        533,622           712,783
                                               ------------      ------------
Total                                          $530,063,727      $469,072,517
                                               ============      ============




                       See notes to financial statements.

                                                       July 29,       July 30,
Liabilities and Stockholders' Equity                     1994           1993
- - --------------------------------------------------------------------------------
Current Liabilities:
Accounts payable                                    $ 25,766,024    $ 23,137,298
Current maturities of
  long-term debt (Note 4)                              3,500,000       3,822,156
Current portion of capital lease
  obligations (Note 9)                                    93,781          79,597
Taxes withheld and accrued                             7,407,263       6,212,278
Income taxes payable                                   5,039,688       1,926,374
Accrued employee compensation                         13,187,656      10,973,979
Accrued employee benefits                              7,882,069       8,872,100
Other accrued expenses                                 4,281,525       4,203,432
                                                    ------------    ------------

Total current liabilities                             67,158,006      59,227,214
                                                    ------------    ------------
Long-Term Debt (Note 4)                               23,500,000      36,575,799
                                                    ------------    ------------
Capital Lease Obligations (Note 9)                     1,708,619       1,801,900
                                                    ------------    ------------
Deferred Income Taxes (Notes 1 and 7)                  7,851,185       4,682,931
                                                    ------------    ------------

Commitments and Contingencies (Note 9)

Stockholders' Equity (Notes 4, 5 and 6):
Common stock - 150,000,000 shares of $.50
  par value authorized;  shares issued and
  outstanding: 1994, 59,901,316; 1993,
  59,570,468                                          29,950,658      29,785,234
Additional paid-in capital                           194,073,393     187,929,934
Retained earnings                                    205,821,866     149,069,505
                                                    ------------    ------------
Total stockholders' equity                           429,845,917     366,784,673
                                                    ------------    ------------
Total                                               $530,063,727    $469,072,517
                                                    ============    ============





                       See notes to financial statements.

                              Statements of Income


                                        Fiscal years ended
                                 July 29,      July 30,       July 31,
                                   1994          1993           1992
- - ------------------------------------------------------------------------
Net sales                     $640,898,529   $517,616,132   $400,577,451
Cost of goods sold             215,071,169    171,708,439    130,885,297
                              ------------   ------------   ------------
Gross profit on sales          425,827,360    345,907,693    269,692,154
                              ------------   ------------   ------------
Expenses:
  Store operations             299,920,659    242,582,314    189,275,090
  General and administrative    36,806,415     30,096,037     25,185,724
                              ------------   ------------   ------------
  Total expenses               336,727,074    272,678,351    214,460,814
                              ------------   ------------   ------------
Operating income                89,100,286     73,229,342     55,231,340
Interest expense                 2,136,393      2,884,857      3,374,638
Interest income                  3,603,983      2,600,000      2,365,146
                              ------------   ------------   ------------
Income before income taxes      90,567,876     72,944,485     54,221,848
Provision for income taxes
  (Notes 1 and 7)               33,608,692     27,292,000     20,279,000
                              ------------   ------------   ------------
Income before change in
  accounting principle          56,959,184     45,652,485     33,942,848
Cumulative effect of change
  in accounting principle
  (Note 7)                         988,262             --             --
                              ------------   ------------   ------------
Net income                    $ 57,947,446   $ 45,652,485   $ 33,942,848
                              ============   ============   ============
Earnings before change in
  accounting principle per
  share (Notes 1 and 5)              $ .94          $ .78          $ .60
Cumulative effect of change
  in accounting principle
  per share (Note 7)                   .02             --             --
                                     -----          -----          -----
Net earnings per share
  (Notes 1 and 5)                    $ .96          $ .78          $ .60
                                     =====          =====          =====





                       See notes to financial statements.

                    Statements of Changes in Stockholders' Equity

                                          Additional                   Total
                                Common     Paid-In       Retained    Stockholders'
                                Stock      Capital       Earnings      Equity
- - ----------------------------------------------------------------------------------
Balances at August 2, 1991   $11,981,205 $ 97,052,475 $ 71,408,939 $180,442,619
 Cash dividends - $.02 a
  share                                                   (876,205)    (876,205)
 Exercise of stock
  options (Note 6)               225,179    3,796,281                 4,021,460
 Tax benefit realized upon
  exercise of stock
  options (Note 6)                          4,579,000                 4,579,000
 Three-for-two stock split
  (Note 5)                     6,052,917   (6,052,917)
 Net income                                             33,942,848   33,942,848
                              ----------  -----------  -----------  -----------
Balances at July 31,1992      18,259,301   99,374,839  104,475,582  222,109,722
 Cash dividends - $.02 a
  share                                                 (1,058,562)  (1,058,562)
 Exercise of stock
  options (Note 6)               785,674   12,354,441                13,140,115
 Tax benefit realized upon
  exercise of stock
  options (Note 6)                         17,610,000                17,610,000
 Proceeds from issuance of
   common stock, less
   related expenses of
   $221,087                      862,500   68,468,413                69,330,913
 Three-for-two stock split
  (Note 5)                     9,877,759   (9,877,759)
 Net income                                             45,652,485   45,652,485
                              ----------  -----------  -----------  -----------
Balances at July 30, 1993     29,785,234  187,929,934  149,069,505  366,784,673
 Cash dividends - $.02 a
  share                                                 (1,195,085)  (1,195,085)
 Exercise of stock
  options (Note 6)               165,424    4,616,561                 4,781,985
 Tax benefit realized upon
  exercise of stock
  options (Note 6)                          1,526,898                 1,526,898
 Net income                                             57,947,446   57,947,446
                              ----------  -----------  -----------  -----------
Balances at July 29, 1994    $29,950,658 $194,073,393 $205,821,866 $429,845,917
                              ==========  ===========  ===========  ===========





                       See notes to financial statements.

                            Statements of Cash Flows

                                                 Fiscal years ended
                                        July 29,        July 30,      July 31,
                                          1994            1993          1992
- - -------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income                          $ 57,947,446   $ 45,652,485   $33,942,848
 Adjustments to reconcile net income
    to net cash provided by operating
    activities:
      Depreciation and amortization
        of property and equipment       20,401,401     15,802,481    12,497,046
     (Gain) loss on disposition of
        property and equipment             (29,697)       132,828       593,015
     (Increase) decrease in
        receivables                       (556,817)      (728,490)       65,818
     Increase in inventories           (13,563,138)    (5,234,298)   (7,445,662)
     Increase in prepaid expenses         (262,600)      (197,909)     (226,838)
      Decrease (increase) in
        other assets                       179,161        (11,141)       23,876
     Increase in accounts payable        2,628,726      7,149,398       805,244
     Increase in taxes withheld
        and accrued                      1,194,985      1,093,380     1,300,615
     Increase in income taxes payable    3,113,314        243,332       182,973
     Increase in accrued employee
        compensation                     2,213,677        427,509     2,659,049
     (Decrease) increase in accrued
        employee benefits                 (990,031)     2,586,738     2,903,056
      Increase in other accrued
        expenses                            78,093      1,516,571       821,298
      (Decrease) increase in
        deferred income taxes              (51,762)       189,000      (158,000)
                                       -----------    -----------   -----------
  Net cash provided by
    operating activities                72,302,758     68,621,884    47,964,338
                                       -----------    -----------   -----------
Cash flows from investing activities:
  Decrease (increase) in short-term
    and long-term investments           11,294,551    (54,938,192)   16,843,408
 Purchase of property and equipment   (101,944,923)   (84,993,515)  (71,509,006)
 Proceeds from sale of property and
    equipment                            1,209,280        156,263       394,051
                                       -----------    -----------   -----------
 Net cash used in investing
    activities                         (89,441,092)  (139,775,444)  (54,271,547)
                                       -----------    -----------   -----------

Cash flows from financing activities:
  Proceeds from issuance of
   capital stock                                --   69,330,913            --
 Proceeds from exercise of
   stock options                         4,781,985   13,140,115     4,021,460
  Tax benefit realized upon
   exercise of stock options             1,526,898   17,610,000     4,579,000
  Principal payments under
   long-term debt and capital
   lease obligations                   (13,477,052)  (2,268,456)   (1,387,659)
 Dividends on common stock              (1,195,085)  (1,058,562)     (876,205)
                                      ------------ ------------   -----------
 Net cash (used in) provided by
    financing activities                (8,363,254)  96,754,010     6,336,596
                                      ------------ ------------   -----------
 Net (decrease) increase in cash
    and cash equivalents               (25,501,588)  25,600,450        29,387
 Cash and cash equivalents,
    beginning of year                   38,552,111   12,951,661    12,922,274
                                      ------------ ------------   -----------
 Cash and cash equivalents,
    end of year                       $ 13,050,523 $ 38,552,111   $12,951,661
                                      ============ ============   ===========
Supplemental disclosures of cash flow information:
  Cash paid during the year for:
    Interest                          $  3,557,507 $  3,325,044   $ 3,804,309
   Income taxes                         28,126,949    9,249,668    19,938,027





                       See notes to financial statements.

    NOTES TO FINANCIAL STATEMENTS

1.  Summary of Significant Accounting Policies
     Fiscal year - The Company's fiscal year ends on the Friday nearest July 31st and each quarter consists of thirteen weeks.
     Start-up Costs - Start-up costs of a new store are expensed in the period in which the store opens.
     Cash and cash equivalents - Cash consists of cash on hand, cash on deposit and money market funds subject to withdrawal by check or wire.
     Short-term Investments - Short-term investments, primarily consisting of auction preferred stock, municipal bonds, commercial paper and federal government agency securities, which the Company intends to hold to maturity, are stated at amortized cost in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities". The Company adopted SFAS No. 115 as of July 30, 1993. (See Note 3).
     Inventories - Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method.
     Property and Equipment - Property and equipment are stated at cost. For financial reporting purposes depreciation and amortization on these assets are computed by use of the straight-line and double-declining balance methods over the estimated useful lives of the respective assets, as follows:

                                                                 Years
- - ----------------------------------------------------------------------
Buildings and improvements                                       20-45
Buildings under capital leases                                   10-25
Restaurant and other equipment                                    5-10
Leasehold improvements                                            3-35
- - ----------------------------------------------------------------------

     Accelerated depreciation methods are generally used for income tax purposes.
     Interest is capitalized in accordance with Statement of Financial Accounting Standards No. 34, "Capitalization of Interest Costs". Capitalized interest was $1,533,904, $1,362,460 and $1,055,033 for fiscal years 1994, 1993 and 1992, respectively.
     Gain or loss is recognized upon disposal of property and equipment, and the asset and related accumulated depreciation and amortization amounts are removed from the accounts.
     Maintenance and repairs, including the replacement of minor items, are charged to expense, and major additions to property and equipment are capitalized.
     Income Taxes - The Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes", effective July 31, 1993. This Statement supersedes Accounting Principles Board Opinion No. 11, "Accounting for Income Taxes", which was the Company's prior method of accounting for income taxes. Targeted jobs tax credits and employer tax credits for FICA taxes paid on tip income are accounted for by the flow-through method. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes (see
Note 7).
     Earnings per common share - The computation of earnings per common share is based on the weighted average number of outstanding common shares and equivalents (stock options) adjusted for stock splits. The weighted average number of outstanding common shares and equivalents were 60,607,372, 58,788,612 and 56,203,512 for 1994, 1993 and 1992, respectively.
     Long-term Investments - Long-term investments, primarily consisting of federal government agency securities and commercial paper which the Company intends to hold to maturity, are stated at amortized cost in accordance with SFAS No. 115. (See Note 3).

     Reclassifications - Certain reclassifications have been made in the fiscal 1993 and 1992 financial statements to conform to the classifications used in fiscal 1994.

2.  Inventories
     Inventories were composed of the following at:

                                               July 29,           July 30,
                                                 1994               1993
- - ---------------------------------------------------------------------------
Gift shop                                     $34,379,398       $22,446,477
Restaurant                                      6,156,479         5,001,681
Supplies                                        1,435,841           978,250
- - ---------------------------------------------------------------------------
Total                                         $41,989,546       $28,426,408
===========================================================================

3.  Short-term and Long-term Investments
     Effective July 30, 1993, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities". The Company's investment securities are classified as held-to-maturity under SFAS No. 115 and, as a result, are carried at amortized cost. Unrealized holding gains and losses are not reported in the Company's financial statements, since the investments are classified as held-to-maturity under SFAS No. 115. The adoption of SFAS No. 115 had no effect on the Company's financial statements.

The amortized cost and market values of securities held-to-maturity at July 29, 1994 were as follows:


                          Amortized    Unrealized   Unrealized    Market
                            Cost         Gains        Losses      Value
- - ---------------------------------------------------------------------------
U.S. Treasury and U.S.
 Government Agencies     $18,508,863     $ --       $322,412   $18,186,451
Obligations of states
 and political
 subdivisions             33,479,651      139         29,978    33,449,812
Corporate debt
 securities               10,733,104      540         83,120    10,650,524
Other securities          18,500,000       --             --    18,500,000
- - ---------------------------------------------------------------------------
Short-term and long-term
investment securities    $81,221,618     $679       $435,510   $80,786,787
===========================================================================

The amortized cost and market values of securities held-to-maturity at July 30, 1993 were as follows:


                          Amortized    Unrealized   Unrealized    Market
                            Cost         Gains        Losses      Value
- - ---------------------------------------------------------------------------
U.S. Treasury and U.S.
 Government Agencies     $15,121,810    $12,613     $ 5,440    $15,128,983
Obligations of states
 and political
 subdivisions             26,897,314         --          --     26,897,314
Corporate debt
 securities               16,451,317      7,538       8,960     16,449,895
Other securities          34,045,728         --          --     34,045,728
- - ---------------------------------------------------------------------------
Short-term and long-term
investment securities    $92,516,169    $20,151     $14,400    $92,521,920
===========================================================================

The following table shows the maturity distribution of the Company's investment securities at July 29, 1994:

                                              Amortized          Market
Maturity (Fiscal Years)                         Cost             Value
- - ---------------------------------------------------------------------------
    1995                                     $65,530,819      $65,431,739
    1996-1999                                 15,577,676       15,242,727
    2000-2004                                    113,123          112,321
- - ---------------------------------------------------------------------------
Short-term and long-term investments         $81,221,618      $80,786,787
===========================================================================

4.  Debt
     Long-term debt consisted of the following at:

                                             July 29,         July 30,
                                               1994            1993
- - ---------------------------------------------------------------------------
9.53% Senior Notes Payable in annual
 installments of varying amounts from
 January 15, 1994 to January 15, 2002,
 with a final installment of $2,000,000
 due January 15, 2003                      $27,000,000      $30,000,000

Unsecured Notes Payable in annual
 installments of $800,000 through 1999,
 with a final installment of $2,000,000
 due August 5, 2000.   The note bears
 interest at an annual rate of 9.5%
 through 1997 and thereafter at a rate
 equal to the U. S. Treasury Note rate
 plus 1.2%                                          --        6,800,000

Industrial Development Revenue Bonds
 redeemable in annual installments of
 $700,000 from December 1, 2009 through
 December 1, 2012, with a final
 installment of $665,000 on December 1,
 2013, bearing interest at an annual
 rate of 8.5%                                       --        3,465,000

Other note payable                                  --          132,955
- - ---------------------------------------------------------------------------
Total                                       27,000,000       40,397,955

Less current maturities                      3,500,000        3,822,156
- - ---------------------------------------------------------------------------
Long-term debt                             $23,500,000      $36,575,799
===========================================================================

     The note agreements relating to the $30,000,000 of 9.53% Senior Notes placed in January 1991 include, among other provisions, requirements that the Company maintain minimum tangible net worth of $70,000,000. The agreements also contain certain other restrictions related to the payment of cash dividends and the purchase of treasury stock. Retained earnings not restricted under the provisions of the agreements were approximately $260,000,000 at July 29, 1994.
     The Company has a revolving credit agreement with a maximum principal amount of $15,000,000. No amounts were outstanding under the agreement at July 29, 1994 or July 30, 1993.

     The Company elected to prepay the following two outstanding debt issues during the second quarter of fiscal year 1994, unsecured notes payable of $6,800,000 and Industrial Development Revenue Bonds of $3,465,000.
     The aggregate maturities of long-term debt subsequent to July 29, 1994 are as follows:

Fiscal year
- - ----------------------------------------------------------------------------
1995                                                             $ 3,500,000
1996                                                               4,000,000
1997                                                               4,000,000
1998                                                               3,500,000
1999                                                               2,500,000
Later years                                                        9,500,000
- - ----------------------------------------------------------------------------
Total                                                            $27,000,000
============================================================================

5.  Common Stock
       On January 29, 1993 and January 30, 1992, the Board of Directors declared three-for-two stock splits in the form of 50% stock dividends distributed to stockholders on March 19, 1993 and March 20, 1992, respectively. The earnings and dividends per common share for the first two quarters of 1993 and for 1992 have been restated to give effect to the stock splits.
       The Board of Directors granted on August 30, 1993, an option for 1,000,000 shares at $25.00 per share to the Cracker Barrel Old Country Store Foundation. The option is exercisable each year, starting at the date of the grant, on a cumulative basis at the rate of 20% of the total number of shares covered by the option. 1,000,000 shares of the option remain unexercised (of which 200,000 shares are exercisable).

6.  Stock Option Plans
       The Company has two incentive stock option plans for key employees (which includes store-level management and the highest level of hourly employees in the stores) and one for non-employee directors. After giving effect to the stock splits (see Note 5), a total of 11,025,702 shares have been reserved for the key employees plans. The Company has granted options for 8,589,180 shares at purchase prices ranging from $.58 to $27.67 per share.
The options expire ten years from the date of the grant and are exercisable each year, starting at the date of grant, on a cumulative basis at the rate of 33% of the total number of shares covered by the option.
       The following is a schedule by years of the activity of the key employees plans adjusted for stock splits (see Note 5):

                                                            Exercise Price
                                                Shares    (Range) per Share
- - ----------------------------------------------------------------------------
Outstanding at August 2, 1991
  (2,337,613 shares exercisable)              3,334,194     $ 1.10 - $ 7.04
    Granted                                   1,210,142              $16.61
    Exercised                                   684,970     $ 1.10 - $16.61
    Expired                                      41,491     $ 5.38 - $ 7.04
- - ----------------------------------------------------------------------------
Outstanding at July 31, 1992
  (2,750,041 shares exercisable)              3,817,875     $ 1.19 - $16.61
    Granted                                   1,030,273              $27.67
    Exercised                                 1,972,490     $ 1.19 - $27.67
    Expired                                      46,485     $16.61 - $27.67
- - ----------------------------------------------------------------------------
Outstanding at July 30, 1993
  (1,845,387 shares exercisable)              2,829,173     $ 1.51 - $27.67
    Granted                                     825,825              $25.75
    Exercised                                   330,848     $ 5.38 - $27.67
    Expired                                     168,813     $16.61 - $27.67
- - ----------------------------------------------------------------------------
Outstanding at July 29, 1994
  (2,342,912 shares exercisable)              3,155,337     $ 1.51 - $27.67
============================================================================

       After giving effect to the stock splits (see Note 5), a total of 1,518,750 shares have been reserved for the Non-employee Directors Plan. The Company has granted options for 1,341,536 shares at purchase prices ranging from $5.09 to $29.50 per share. The options are exercisable six months from the date of grant.
       The following is a schedule by years of the activity of the Non-employee Directors Plan adjusted for stock splits (see Note 5):

                                                            Exercise Price
                                                Shares    (Range) per Share
- - ----------------------------------------------------------------------------
Outstanding at August 2, 1991
  (514,677 shares exercisable)                  514,677     $ 5.09 - $ 7.48
    Granted                                     253,120              $16.56
    Exercised                                   179,059     $ 5.09 - $ 7.48
- - ----------------------------------------------------------------------------
Outstanding at July 31, 1992
  (588,738 shares exercisable)                  588,738     $ 5.09 - $16.56
    Granted                                     253,120              $29.50
    Exercised                                   234,370     $ 5.09 - $16.56
- - ----------------------------------------------------------------------------
Outstanding at July 30, 1993
  (607,488 shares exercisable)                  607,488     $ 5.09 - $29.50
    Granted                                     278,432              $25.38
    Exercised                                         0                   -
- - ----------------------------------------------------------------------------
Outstanding at July 29, 1994
  (885,920 shares exercisable)                  885,920     $ 5.09 - $29.50
============================================================================

       The Company recognizes a tax benefit upon exercise of non-qualified stock options in an amount equal to the difference between the option price and the fair market value of the common stock. These tax benefits are credited to Additional Paid-In Capital.

7.  Income Taxes
       The Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes", effective July 31, 1993. This Statement supersedes Accounting Principles Board Opinion No. 11, "Accounting for Income Taxes", which was the Company's prior method of accounting for income taxes. The cumulative effect of adopting SFAS No. 109 in the Company's financial statements increased income by $988,262 ($.02 per share) for fiscal 1994. The adjustment primarily represents the impact of adjusting deferred taxes to new rates as opposed to the higher tax rates in effect when the deferred taxes originated. The adoption of SFAS No. 109 had no impact on the Company's effective tax rate for fiscal years 1993 or 1994.
       Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

     Significant components of the Company's net deferred tax liability consisted of the following at:

                                                    July 29,       July 31,
                                                      1994           1993
- - ----------------------------------------------------------------------------
Deferred tax assets:
    Financial accruals without
     economic performance                         $ 4,527,953    $ 3,778,730
    Other                                           1,751,543        797,357
                                                  --------------------------
    Deferred tax assets                             6,279,496      4,576,087
                                                  --------------------------
Deferred tax liabilities:
    Excess tax depreciation over book               9,710,701      8,235,680
    Other                                           1,199,964         35,076
                                                  --------------------------
    Deferred tax liabilities                       10,910,665      8,270,756
                                                  --------------------------
Net deferred tax liability                        $(4,631,169)   $(3,694,669)
                                                  ==========================

       The Company provided no valuation allowance against deferred tax assets recorded as of July 31, 1993 and July 29, 1994, as the "more-likely-than-not" valuation method determined all deferred assets to be fully realizable in future taxable periods.
       The components of the provision for income taxes for each of the three fiscal years was as follows:

                                        1994          1993          1992
- - ----------------------------------------------------------------------------
Current:
   Federal                          $29,253,272   $23,088,000   $17,184,000
   State                              5,141,920     4,015,000     3,253,000
Deferred                               (786,500)      189,000      (158,000)
- - ----------------------------------------------------------------------------
Total income tax provision          $33,608,692   $27,292,000   $20,279,000
============================================================================


     A reconciliation of the provision for income taxes as reported and the amount computed by multiplying the income before the provision for income taxes by the U.S. federal statutory rate of 35% for fiscal 1994 and 34% for fiscal years 1993 and 1992 follows:

                                       1994           1993           1992
- - ----------------------------------------------------------------------------
Provision computed at federal
 statutory income tax rate         $31,698,757    $24,801,125    $18,435,480
State and local income taxes         3,255,457      2,647,885      2,147,185
Jobs credit                           (487,500)      (462,000)      (511,500)
Employer tax credits for
 FICA taxes paid on tip income        (571,002)            --             --
Retroactive change in income tax
 rate to 35% from January 1, 1993           --        422,838             --
Other-net                             (287,020)      (117,848)       207,835
- - ----------------------------------------------------------------------------
Total income tax provision         $33,608,692    $27,292,000    $20,279,000
============================================================================

  8.  Segment Information
       The Company operates stores which provide a combination of restaurant and gift shop services to the motoring public. This combination of services is considered to be one industry segment.

 9.  Leases

     The Company operates seventeen stores from leased facilities and also leases certain land and advertising billboards. These leases have been classified as either capital or operating leases in accordance with the criteria contained in Statement of Financial Accounting Standards No. 13, "Accounting for Leases". The interest rates for capital leases vary from 10% to 17%. Amortization of capital leases is included with depreciation expense.
A majority of the Company's lease agreements provide for renewal options and some of these options contain escalation clauses. Certain store leases provide for contingent lease payments based upon sales volume in excess of specified minimum levels.
     The following is a schedule by years of future minimum lease payments under capital leases together with the present value of the minimum lease payments as of July 29, 1994:

Fiscal year
- - ----------------------------------------------------------------------------
1995                                                              $  360,135
1996                                                                 360,135
1997                                                                 360,135
1998                                                                 368,122
1999                                                                 370,785
Later years                                                        1,598,678
- - ----------------------------------------------------------------------------
Total minimum lease payments                                       3,417,990
Less amount representing interest                                  1,615,590
- - ----------------------------------------------------------------------------
Present value of minimum lease payments                            1,802,400
Less current portion                                                  93,781
- - ----------------------------------------------------------------------------
Long-term portion of capital lease obligations                    $1,708,619
============================================================================

     The following is a schedule by years of the future minimum rental payments required under noncancelable operating leases as of July 29, 1994:

Fiscal year
- - ----------------------------------------------------------------------------
1995                                                             $ 7,161,107
1996                                                               3,743,977
1997                                                               1,393,088
1998                                                                 791,366
1999                                                                 673,438
Later years                                                        6,864,398
- - ----------------------------------------------------------------------------
Total                                                            $20,627,374
============================================================================


Rent expense under operating leases for each of the three fiscal years was:

                                      Minimum       Contingent      Total
- - ----------------------------------------------------------------------------
1994                                $7,799,700      $634,200     $8,433,900
1993                                 6,313,800       539,800      6,853,600
1992                                 4,741,000       722,300      5,463,300

10.  Employee Savings Plan
       The Company has an employee savings plan, which provides for retirement benefits for eligible employees. The plan is funded by elective employee contributions up to 16% of their compensation and the Company matches 25% of employee contributions for each participant up to 6% of the employee's compensation. The Company expensed contributions of $540,469, $482,446 and $338,791 for fiscal 1994, 1993 and 1992, respectively.

11. Quarterly Financial Data (Unaudited)
        Quarterly financial data for fiscal 1994 and 1993 are summarized as follows:

                            1st          2nd          3rd          4th
                          Quarter      Quarter      Quarter      Quarter
- - ----------------------------------------------------------------------------
1994
Net sales              $152,498,897 $150,831,678 $155,368,895 $182,199,059
Gross profit on
 sales                  102,105,597   96,775,494  104,610,016  122,336,253
Income before income
 taxes                   21,456,461   15,911,622   20,221,158   32,978,635
Income before change in
 accounting principle    13,367,375    9,912,941   12,597,781   21,081,087
Cumulative effect of
 change in accounting
 principle**                988,262           --           --           --
Net income               14,355,637    9,912,941   12,597,781   21,081,087
Earnings before change
 in accounting principle
 per share                      .22          .16          .21          .35
Cumulative effect of
 change in accounting
 principle per share**          .02           --           --           --
Net earnings per share          .24          .16          .21          .35
- - ----------------------------------------------------------------------------
1993
Net sales              $122,980,186 $119,575,294 $125,151,916 $149,908,736
Gross profit on
 sales                   82,631,627   77,709,552   84,633,732  100,932,782
Income before income
 taxes                   16,188,574   12,222,426   16,084,669   28,448,816
Net income               10,134,047    7,651,239   10,069,003   17,798,196
Net earnings per share*         .18          .13          .17          .29
- - ----------------------------------------------------------------------------

*(See Note 5).

**(See Note 7).

                         INDEPENDENT AUDITORS' REPORT




Cracker Barrel Old Country Store, Inc.:

We have audited the accompanying balance sheets of Cracker Barrel Old Country Store, Inc. (the "Company") as of July 29, 1994 and July 30, 1993, and the related statements of income, changes in stockholders' equity, and cash flows for each of the three fiscal years in the period ended July 29, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at July 29, 1994 and July 30, 1993, and the results of its operation and its cash flows for each of the three fiscal years in the period ended July 29, 1994 in conformity with generally accepted accounting principles.

Deloitte & Touche LLP

Nashville, Tennessee
September 7, 1994