Form 10-K, Exhibit 13
period 1995-07-28
CRACKER BARREL OLD COUNTRY STORE INC
filed 1995-10-23
CIK 25373

Selected Financial Data

                                   For each of the fiscal years ended
                                  (In thousands except per share data)

                         July 28,     July 29,   July 30,   July 31,  August 2,
                           1995         1994       1993       1992       1991
________________________________________________________________________________
OPERATING RESULTS
  Net sales              $783,093    $640,899    $517,616    $400,577   $300,209
  Cost of goods sold      264,809     215,071     171,709     130,885    100,720
  Expenses:
    Store operations:
      Labor & other
       related expenses   256,253     207,227     167,909     131,771     96,996
      Other store
       operating expenses 114,564      92,694      74,673      57,504     44,672
    General and
     administrative        44,746      36,807      30,096      25,186     20,131
       Total expenses     415,563     336,728     272,678     214,461    161,799
  Operating income        102,721      89,100      73,229      55,231     37,690
  Interest expense            723       2,136       2,885       3,374      2,839
  Interest income           3,335       3,604       2,600       2,365      1,700
  Income before income
   taxes                  105,333      90,568      72,944      54,222     36,551
  Provision for income
   taxes                   39,290      33,609      27,292      20,279     13,679
  Income before change in
   accounting principle    66,043      56,959      45,652      33,943     22,872
  Cumulative effect of
   change in accounting
   principle**                 --         988          --          --         --
  Net income             $ 66,043    $ 57,947    $ 45,652    $ 33,943   $ 22,872

SHARE DATA*
  Earnings before change
   in accounting principle
   per share                $1.09        $.94        $.78        $.60       $.44
  Cumulative effect of
   change in accounting
   principle per share**       --         .02          --          --         --
  Net earnings per share     1.09         .96         .78         .60        .44
  Dividends per share       $ .02        $.02        $.02        $.02       $.02
  Weighted average
   shares outstanding      60,557      60,607      58,789      56,204     51,497

FINANCIAL POSITION
  Working capital        $ 43,600    $ 60,721    $ 76,115    $ 32,565   $ 50,280
  Total assets            604,515     530,064     469,073     313,460    264,666
  Property and equipment
   additions-net          119,979     100,736      84,837      71,115     63,149
  Property and equipment
   -net                   479,518     385,960     305,596     236,694    178,669
  Long-term debt           19,500      23,500      36,576      41,449     42,516
  Capital lease
   obligations              1,598       1,709       1,802       1,876      2,032
  Stockholders' equity   $496,083    $429,846    $366,785    $222,110   $180,443
================================================================================

*Adjusted to give effect for the three-for-two stock splits in the form of 50% stock dividends distributed to stockholders on March 19, 1993 and March 20, 1992.

**The Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes", effective July 31, 1993. (See Note 7 to the Company's Financial Statements.)

                      Market Price and Dividend Information

     The following table indicates the high and low sales prices of the Company's common stock as reported by The Nasdaq Stock Market (National Market) and dividends paid.

                               Fiscal Year 1995           Fiscal Year 1994
                               ________________           ________________
                             Prices                     Prices
                         _____________   Dividends  _____________  Dividends
Quarter                  High      Low     Paid     High      Low    Paid
________________________________________________________________________________
First                   $27.25   $20.00    $.005   $29.25   $22.50   $.005
Second                   22.50    17.50     .005    29.75    24.50    .005
Third                    23.75    20.50     .005    29.13    25.00    .005
Fourth                   24.63    19.88     .005    28.00    21.25    .005
________________________________________________________________________________

        Management's Discussion and Analysis of Financial Condition
                         and Results of Operations


Results of Operations
     The following table highlights operating results over the past three fiscal years:

                                                       Period to Period
                     Relationship to Net Sales        Increase(Decrease)
                     _________________________        __________________
                     1995      1994      1993     1995 vs 1994   1994 vs 1993
______________________________________________________________________________
Net Sales
  Restaurant         77.9%     78.2%     78.8%         22%            23%
  Gift shop          22.1      21.8      21.2          24             28
                    _____     _____     _____
                    100.0     100.0     100.0          22             24

Cost of goods sold   33.8      33.6      33.2          23             25
Expenses:
  Store operations:
    Labor & other
     related
     expenses        32.7      32.3      32.4          24             23
    Other store
     operating
     expenses        14.6      14.5      14.4          24             24
  General &
    administrative    5.7       5.7       5.8          22             22
Operating income     13.1      13.9      14.1          15             22
Interest expense       .1        .3        .6         (67)           (26)
Interest income        .4        .6        .5          (8)            39
Income before
   income taxes      13.5      14.1      14.1          16             24
Provision for
   income taxes       5.0       5.2       5.3          17             23
Income before change
   in accounting
   principle          8.4       8.9       8.8          16             25
Cumulative effect of
   change in accounting
   principle*          --        .2        --          --             --
Net income            8.4       9.0       8.8          14             27
=============================================================================

*The Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes", effective July 31, 1993. (See Note 7).

                         Same Store Sales Analysis

                                                       Period to Period
                                                            Increase
                                                  __________________________
                                                  1995 vs 1994  1994 vs 1993
                                                  (152 Stores)  (127 Stores)
____________________________________________________________________________
Restaurant                                              4%            4%
Gift shop                                               5             7
Restaurant & gift shop                                  4             4
============================================================================

     Same store restaurant sales (which compares sales of stores open throughout the periods under comparison) increased 4% in fiscal 1995. In fiscal 1994 same store restaurant sales increased 4%.

     Same store gift shop sales increased 5% in fiscal 1995 over 1994 while sales increased 7% in fiscal 1994 over 1993.
     In fiscal 1995 total sales (restaurant and gift shop) in the 152 same stores averaged $3.92 million. Restaurant sales were 78.0% of total sales in the 152 same stores in fiscal 1995 and 78.2% in fiscal 1994.
     Total net sales, which increased 22% and 24% in fiscal 1995 and 1994, respectively, benefited from comparable store sales growth and the opening of 36, 30 and 25 new stores in fiscal 1995, 1994 and 1993, respectively.
     Cost of goods sold as a percentage of net sales increased in 1995 to 33.8% from 33.6% in 1994. This increase was primarily due to an increase in shrinkage and markdowns on gift shop items. The increase in the mix of gift shop sales which have a higher cost than restaurant sales also accounted for part of the increase. Cost of goods sold increased in 1994 to 33.6% from 33.2% in 1993. This increase was primarily due to an increasing mix of gift shop sales which have a higher cost than restaurant sales.
     Labor and other related expenses include all direct and indirect labor and related costs incurred in store operations. Labor expenses as a percentage of net sales were 32.7%, 32.3% and 32.4% in fiscal 1995, 1994 and 1993, respectively. The year to year increase in fiscal 1995 over fiscal 1994 was attributable to an increase in labor costs due to the costs to hire and retain employees as a result of increasing competition and a shrinking labor market. The decrease in fiscal 1994 over fiscal 1993 was attributable to improved volume and lower worker's compensation insurance expenses as a result of various safety programs instituted in the stores. Other store operating expenses include all other unit-level operating costs, the major components of which are operating supplies, repairs and maintenance, advertising expenses, utilities and depreciation and amortization. Other store operating expenses as a percentage of net sales were 14.6%, 14.5% and 14.4% in fiscal 1995, 1994 and 1993, respectively. The year to year increases were attributable to higher depreciation related to building 36, 30 and 25 new stores in fiscal 1995, 1994 and 1993, respectively.
     General and administrative expenses as a percentage of net sales were 5.7% in fiscal 1995 and fiscal 1994 and 5.8% in fiscal 1993. The reduction in 1994 was accomplished largely due to improved volume. The largest area of increased spending in absolute dollars in fiscal 1995 was in the operations services area relating to manager trainee costs due to an increase in the number of trainees required to staff store expansion.
     Interest expense decreased to $.7 million in fiscal 1995 from $2.1 million in fiscal 1994 and from $2.9 million in fiscal 1993 primarily due to the prepayment of approximately $6.8 million in unsecured notes payable and $3.5 million of Industrial Development Revenue Bonds in the second quarter of fiscal 1994 (see Note 4) and an increase in capitalized interest related to the increase in additional stores opened from 25 in 1993 to 30 in 1994 to 36 in 1995.
     Interest income decreased in fiscal 1995 to $3.3 million from $3.6 million in fiscal 1994. The primary reason for the decrease in interest income was lower average funds available for investment, which was partially offset by higher interest rates in fiscal 1995. Interest income increased to $3.6 million in fiscal 1994 from $2.6 million in fiscal 1993. The primary reason for the increase was due to income received for a full fiscal year on the remaining proceeds from the sale (after giving effect to the stock split
- see Note 5) of 2,587,500 new common shares in January, 1993 and the exercise of stock options (see Note 6) in fiscal 1993.
   Provision for income taxes as a percent of pretax income was 37.3% for fiscal 1995, 37.1% for fiscal 1994 and 37.4% for fiscal 1993. The Company adopted SFAS No. 109, "Accounting for Income Taxes", effective July 31, 1993. (See Note 7).

Liquidity and Capital Resources

     The Company's cash generated from operating activities was $92.4 million in fiscal 1995. Most of this cash was provided by net income adjusted by depreciation and amortization. Increases in inventories were substantially offset by increases in accounts payable, taxes withheld and accrued, income taxes payable and other accrued expenses.
     Capital expenditures were $121.1 million in fiscal 1995. Land purchases and cost of new stores accounted for substantially all of these expenditures, except for $8.2 million for the renovation of the old gift shop warehouse into office space.
      The Company's internally generated cash and short-term and long-term investments were sufficient to finance all of its growth in fiscal 1995.
     The Company estimates that its capital expenditures for fiscal 1996 will be approximately $150 million, substantially all of which will be land purchases and cost of new stores except for $7.6 million relating to the expansion of the Gift Shop Distribution Center. The Company's cash, short-term and long-term investments, along with internally generated cash from operating activities should be sufficient to finance its continued expansion in fiscal 1996 and its expansion plans through fiscal 1997. Presently the Company has an unused revolving credit line of $15 million.

                              Balance Sheets


                                              July 28,         July 29,
Assets                                          1995             1994
________________________________________________________________________________
Current Assets:
Cash and cash equivalents (Note 1)         $ 48,123,914     $ 47,305,523
Short-term investments (Notes 1 and 3)       11,103,625       31,275,819
Receivables                                   3,192,910        2,993,735
Inventories (Notes 1 and 2)                  51,514,831       41,989,546
Prepaid expenses                                912,481        1,094,862
Deferred income taxes (Notes 1 and 7)         5,518,702        3,220,016
________________________________________________________________________________
Total current assets                        120,366,463      127,879,501
________________________________________________________________________________

Property and Equipment (Notes 1 and 9):
Land                                        135,081,516      107,000,664
Buildings and improvements                  261,571,599      201,826,392
Buildings under capital leases                3,289,285        3,289,285
Restaurant and other equipment              147,673,134      114,633,996
Leasehold improvements                       10,744,184        9,464,507
Construction in progress                     18,494,720       23,919,637
________________________________________________________________________________
Total                                       576,854,438      460,134,481
Less:  Accumulated depreciation              94,940,681       71,886,447
       Accumulated amortization of
         capital leases                       2,395,776        2,288,229
________________________________________________________________________________
Property and equipment-net                  479,517,981      385,959,805
________________________________________________________________________________
Long-Term Investments (Notes 1 and 3)         4,037,830       15,690,799
________________________________________________________________________________
Other Assets                                    593,117          533,622
________________________________________________________________________________
Total                                      $604,515,391     $530,063,727
================================================================================


                    See notes to financial statements.

                                              July 28,         July 29,
Liabilities and Stockholders' Equity            1995             1994
________________________________________________________________________
Current Liabilities:
Accounts payable                           $ 29,750,675     $ 25,766,024
Current maturities of
  long-term debt (Note 4)                     4,000,000        3,500,000
Current portion of capital lease
  obligations (Note 9)                          110,526           93,781
Taxes withheld and accrued                   10,823,656        7,407,263
Income taxes payable                          5,588,188        5,039,688
Accrued employee compensation                13,681,921       13,187,656
Accrued employee benefits                     7,102,093        7,882,069
Other accrued expenses                        5,709,395        4,281,525
________________________________________________________________________
Total current liabilities                    76,766,454       67,158,006
________________________________________________________________________
Long-Term Debt (Note 4)                      19,500,000       23,500,000
________________________________________________________________________
Capital Lease Obligations (Note 9)            1,598,093        1,708,619
________________________________________________________________________
Deferred Income Taxes (Notes 1 and 7)        10,567,946        7,851,185
________________________________________________________________________

Commitments and Contingencies (Note 9)

Stockholders' Equity (Notes 4, 5 and 6):
Common stock - 150,000,000 shares of $.50
  par value authorized;  shares issued and
  outstanding: 1995, 59,992,047; 1994,
  59,901,316                                 29,996,023      29,950,658
Additional paid-in capital                  195,420,664     194,073,393
Retained earnings                           270,666,211     205,821,866
_______________________________________________________________________
Total stockholders' equity                  496,082,898     429,845,917
_______________________________________________________________________
Total                                      $604,515,391    $530,063,727
=======================================================================


                    See notes to financial statements.

                            Statements of Income


                                           Fiscal years ended
                                 July 28,       July 29,       July 30,
                                   1995           1994           1993
________________________________________________________________________
Net sales                     $783,093,408   $640,898,529   $517,616,132
Cost of goods sold             264,809,544    215,071,169    171,708,439
________________________________________________________________________
Gross profit on sales          518,283,864    425,827,360    345,907,693
________________________________________________________________________
Expenses:
  Store operations:
    Labor & other related
     expenses                  256,253,406    207,226,795    167,908,893
    Other store operating
     expenses                  114,563,975     92,693,864     74,673,421
  General and administrative    44,746,182     36,806,415     30,096,037
________________________________________________________________________
  Total expenses               415,563,563    336,727,074    272,678,351
________________________________________________________________________
Operating income               102,720,301     89,100,286     73,229,342
Interest expense                   722,478      2,136,393      2,884,857
Interest income                  3,334,854      3,603,983      2,600,000
________________________________________________________________________
Income before income taxes     105,332,677     90,567,876     72,944,485
Provision for income taxes
  (Notes 1 and 7)               39,289,373     33,608,692     27,292,000
________________________________________________________________________
Income before change in
  accounting principle          66,043,304     56,959,184     45,652,485
Cumulative effect of change
  in accounting principle
  (Note 7)                              --        988,262             --
________________________________________________________________________
Net income                    $ 66,043,304   $ 57,947,446   $ 45,652,485
========================================================================

Earnings before change in
  accounting principle per
  share (Notes 1 and 5)              $1.09           $.94           $.78
Cumulative effect of change
  in accounting principle
  per share (Note 7)                    --            .02             --
________________________________________________________________________
Net earnings per share
  (Notes 1 and 5)                    $1.09           $.96           $.78
========================================================================




                   See notes to financial statements.

                  Statements of Changes in Stockholders' Equity


                                        Additional                  Total
                              Common     Paid-In       Retained    Stockholders'
                              Stock      Capital       Earnings     Equity
________________________________________________________________________________
Balances at July 31,1992   $18,259,301 $ 99,374,839 $104,475,582 $222,109,722
 Cash dividends - $.02 a
  share                                               (1,058,562)  (1,058,562)
 Exercise of stock
  options (Note 6)             785,674   12,354,441                13,140,115
 Tax benefit realized upon
  exercise of stock
  options (Note 6)                       17,610,000                17,610,000
 Proceeds from issuance of
   common stock, less
   related expenses of
   $221,087                    862,500   68,468,413                69,330,913
 Three-for-two stock split
  (Note 5)                   9,877,759   (9,877,759)
 Net income                                           45,652,485   45,652,485
________________________________________________________________________________
Balances at July 30, 1993   29,785,234  187,929,934  149,069,505  366,784,673
 Cash dividends - $.02 a
  share                                               (1,195,085)  (1,195,085)
 Exercise of stock
  options (Note 6)             165,424    4,616,561                 4,781,985
 Tax benefit realized upon
  exercise of stock
  options (Note 6)                        1,526,898                 1,526,898
 Net income                                           57,947,446   57,947,446
________________________________________________________________________________
Balances at July 29, 1994   29,950,658  194,073,393  205,821,866  429,845,917
 Cash dividends - $.02 a
  share                                               (1,198,959)  (1,198,959)
 Exercise of stock
  options (Note 6)              45,365      969,154                 1,014,519
 Tax benefit realized upon
  exercise of stock
  options (Note 6)                          378,117                   378,117
 Net income                                           66,043,304   66,043,304
________________________________________________________________________________
Balances at July 28, 1995  $29,996,023 $195,420,664 $270,666,211 $496,082,898
===============================================================================





                       See notes to financial statements.

                           Statements of Cash Flows

                                                  Fiscal years ended
                                        July 28,      July 29,       July 30,
                                          1995          1994           1993
______________________________________________________________________________
Cash flows from operating activities:
  Net income                         $ 66,043,304  $ 57,947,446   $ 45,652,485
   Adjustments to reconcile net
    income to net cash provided
    by operating activities:
      Depreciation and amortization
        of property and equipment      26,487,617    20,401,401     15,802,481
      (Gain) loss on disposition of
        property and equipment            (66,325)      (29,697)       132,828
      Increase in receivables            (199,175)     (556,817)      (728,490)
      Increase in inventories          (9,525,285)  (13,563,138)    (5,234,298)
      Decrease (increase) in
        prepaid expenses                  182,381      (262,600)      (197,909)
      (Increase) decrease in
        other assets                      (59,495)      179,161        (11,141)
      Increase in accounts payable      3,984,651     2,628,726      7,149,398
      Increase in taxes withheld
        and accrued                     3,416,393     1,194,985      1,093,380
      Increase in income taxes
        payable                           548,500     3,113,314        243,332
      Increase in accrued employee
        compensation                      494,265     2,213,677        427,509
      (Decrease) increase in accrued
        employee benefits                (779,976)     (990,031)     2,586,738
      Increase in other accrued
        expenses                        1,427,870        78,093      1,516,571
      Increase (decrease) in
        deferred income taxes             418,075       (51,762)       189,000
______________________________________________________________________________
  Net cash provided by
    operating activities               92,372,800    72,302,758     68,621,884
______________________________________________________________________________
Cash flows from investing activities:
  Purchase of short-term and
    long-term investments              (7,169,121)  (42,957,392)   (73,695,573)
  Proceeds from maturities of
    short-term and long-term
    investments                        38,994,284    59,102,589     24,191,997
  Purchase of property and
    equipment                        (121,052,341) (101,944,923)   (84,993,515)
  Proceeds from sale of property and
    equipment                           1,072,873     1,209,280        156,263
______________________________________________________________________________
  Net cash used in investing
    activities                        (88,154,305)  (84,590,446)  (134,340,828)
______________________________________________________________________________

Cash flows from financing activities:
  Proceeds from issuance of
    capital stock                              --            --     69,330,913
  Proceeds from exercise of
   stock options                        1,014,519     4,781,985     13,140,115
  Tax benefit realized upon
   exercise of stock options              378,117     1,526,898     17,610,000
  Principal payments under
   long-term debt and capital
   lease obligations                   (3,593,781)  (13,477,052)    (2,268,456)
  Dividends on common stock            (1,198,959)   (1,195,085)    (1,058,562)
______________________________________________________________________________
  Net cash (used in) provided by
   financing activities                (3,400,104)   (8,363,254)    96,754,010
______________________________________________________________________________
Net increase (decrease) in cash
 and cash equivalents                     818,391   (20,650,942)    31,035,066
Cash and cash equivalents,
 beginning of year                     47,305,523    67,956,465     36,921,399
______________________________________________________________________________
Cash and cash equivalents,
 end of year                         $ 48,123,914  $ 47,305,523   $ 67,956,465
==============================================================================
Supplemental disclosures of cash flow information:
  Cash paid during the year for:
    Interest                         $  2,512,957  $  3,557,507   $  3,325,044
    Income taxes                       37,944,681    28,126,949      9,249,668




                       See notes to financial statements.

    NOTES TO FINANCIAL STATEMENTS

1.  Summary of Significant Accounting Policies
     Fiscal year - The Company's fiscal year ends on the Friday nearest July 31st and each quarter consists of thirteen weeks.
     Start-up costs - Start-up costs of a new store are expensed in the period in which the store opens.
     Cash and cash equivalents - The Company changed its policy as of July 28, 1995 whereby it now considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. Cash equivalents consist primarily of auction preferred stocks and commercial paper. The carrying value of these instruments approximates market value due to their very short maturities. The Company's prior method of accounting for cash and cash equivalents considered only cash on hand, cash on deposit and money market funds subject to withdrawal by check or wire.
     Short-term investments - Short-term investments, primarily consisting of federal government agency securities and commercial paper which the Company intends to hold to maturity, are stated at amortized cost in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities". The Company adopted SFAS No. 115 as of July 30, 1993. (See Note 3).
     Inventories - Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method.
     Property and equipment - Property and equipment are stated at cost. For financial reporting purposes depreciation and amortization on these assets are computed by use of the straight-line and double-declining balance methods over the estimated useful lives of the respective assets, as follows:

                                                                   Years
________________________________________________________________________
Buildings and improvements                                         20-45
Buildings under capital leases                                     10-25
Restaurant and other equipment                                      5-10
Leasehold improvements                                              3-35
________________________________________________________________________

     Accelerated depreciation methods are generally used for income tax purposes.
     Interest is capitalized in accordance with SFAS No. 34, "Capitalization of Interest Costs". Capitalized interest was $2,072,360, $1,533,904 and $1,362,460 for fiscal years 1995, 1994 and 1993, respectively.
     Gain or loss is recognized upon disposal of property and equipment, and the asset and related accumulated depreciation and amortization amounts are removed from the accounts.
     Maintenance and repairs, including the replacement of minor items, are charged to expense, and major additions to property and equipment are capitalized.
     Income taxes - The Company adopted SFAS No. 109, "Accounting for Income Taxes", effective July 31, 1993. This Statement supersedes Accounting Principles Board Opinion No. 11, "Accounting for Income Taxes", which was the Company's prior method of accounting for income taxes. Targeted jobs tax credits and employer tax credits for FICA taxes paid on tip income are accounted for by the flow-through method. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes (see Note 7).
     Earnings per share - The computation of earnings per share is based on the weighted average number of outstanding common shares and equivalents (stock options) adjusted for stock splits. The weighted average number of outstanding common shares and equivalents were 60,556,977, 60,607,372 and 58,788,612 for 1995, 1994 and 1993, respectively.

     Long-term investments - Long-term investments, primarily consisting of federal government agency securities and commercial paper which the Company intends to hold to maturity, are stated at amortized cost in accordance with SFAS No. 115. (See Note 3).
     Reclassifications - Certain reclassifications have been made in the fiscal 1994 and 1993 financial statements to conform to the classifications used in fiscal 1995.

2.  Inventories
     Inventories were composed of the following at:

                                               July 28,           July 29,
                                                 1995               1994
___________________________________________________________________________
Gift shop                                    $42,247,885        $34,379,398
Restaurant                                     7,962,873          6,156,479
Supplies                                       1,304,073          1,453,669
___________________________________________________________________________
Total                                        $51,514,831        $41,989,546
===========================================================================

3.  Short-term and Long-term Investments
     Effective July 30, 1993, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". The Company's investment securities are classified as held-to-maturity under SFAS No. 115 and, as a result, are carried at amortized cost. Unrealized holding gains and losses are not reported in the Company's financial statements, since the investments are classified as held-to-maturity under SFAS No. 115. The adoption of SFAS No. 115 had no effect on the Company's financial statements.

The amortized cost and fair values of securities held-to-maturity at July 28, 1995 were as follows:

                            Amortized    Unrealized  Unrealized    Fair
                              Cost         Gains       Losses      Value
____________________________________________________________________________
U.S. Treasury and U.S.
 Government Agencies       $11,167,970        --      $129,415   $11,038,555
Obligations of states
 and political
 subdivisions                  806,948    $1,313            --       808,261
Corporate debt
 securities                  3,166,537       889        22,703     3,144,723
____________________________________________________________________________
Short-term and long-term
 investments               $15,141,455    $2,202      $152,118   $14,991,539
============================================================================

The amortized cost and fair values of securities held-to-maturity at July 29, 1994 were as follows:

                            Amortized    Unrealized   Unrealized    Fair
                              Cost         Gains        Losses      Value
____________________________________________________________________________
U.S. Treasury and U.S.
 Government Agencies       $18,508,863        --      $322,412   $18,186,451
Obligations of states
 and political
 subdivisions               14,524,651       $139       29,978    14,494,812
Corporate debt
 securities                  8,733,104        540       83,120     8,650,524
Other securities             5,200,000         --           --     5,200,000
____________________________________________________________________________
Short-term and long-term
 investments               $46,966,618       $679     $435,510   $46,531,787
============================================================================

The following table shows the maturity distribution of the Company's investment securities at July 28, 1995:

                                                Amortized          Fair
Maturity (Fiscal Years)                           Cost             Value
___________________________________________________________________________
    1996                                       $11,103,625      $11,030,272
    1997-2000                                    3,975,806        3,899,200
    2001-2005                                       62,024           62,067
___________________________________________________________________________
Short-term and long-term investments           $15,141,455      $14,991,539
===========================================================================

4.  Debt
     Long-term debt consisted of the following at:

                                                 July 28,         July 29,
                                                   1995             1994
____________________________________________________________________________
9.53% Senior Notes Payable in annual
 installments of varying amounts from
 January 15, 1994 to January 15, 2002,
 with a final installment of $2,000,000
 due January 15, 2003                          $23,500,000      $27,000,000
Less current maturities                          4,000,000        3,500,000
___________________________________________________________________________
Long-term debt                                 $19,500,000      $23,500,000
===========================================================================

     The note agreements relating to the 9.53% Senior Notes placed in January, 1991 in the original amount of $30,000,000 include, among other provisions, requirements that the Company maintain minimum tangible net worth of $70,000,000. The agreements also contain certain other restrictions related to the payment of cash dividends and the purchase of treasury stock. Retained earnings not restricted under the provisions of the agreements were approximately $271,000,000 at July 28, 1995.
     Based on discounted cash flows of future payment streams, assuming rates equivalent to the Company's incremental borrowing rate on similar liabilities, the fair value of the 9.5% Senior Notes approximates carrying value as of July 28, 1995.
     The Company has a revolving credit agreement with a maximum principal amount of $15,000,000. No amounts were outstanding under the agreement at July 28, 1995 or July 29, 1994.
     The Company elected to prepay the following two outstanding debt issues during the second quarter of fiscal year 1994, unsecured notes payable of $6,800,000 and Industrial Development Revenue Bonds of $3,465,000.
     The aggregate maturities of long-term debt subsequent to July 28, 1995 are as follows:

Fiscal year
___________________________________________________________________________
1996                                                            $ 4,000,000
1997                                                              4,000,000
1998                                                              3,500,000
1999                                                              2,500,000
2000                                                              2,500,000
Later years                                                       7,000,000
___________________________________________________________________________
Total                                                           $23,500,000
===========================================================================

5.  Common Stock
       On January 29, 1993 the Board of Directors declared a three-for-two stock split in the form of a 50% stock dividend distributed to stockholders on March 19, 1993.
       The Board of Directors granted on August 30, 1993, an option for 1,000,000 shares at $25.00 per share to the Cracker Barrel Old Country Store Foundation. The Board of Directors rescinded this option on December 20, 1994.

6.  Stock Option Plans
       The Company has two incentive stock option plans for key employees (which includes store-level management and the highest level of hourly employees in the stores) and one for non-employee directors. After giving effect to the stock split (see Note 5), a total of 11,025,702 shares have been reserved for the key employees plans. The Company has granted options for 9,544,680 shares at purchase prices ranging from $.58 to $27.67 per share. The options expire ten years from the date of the grant and are exercisable each year, starting at the date of grant, on a cumulative basis at the rate of 33% of the total number of shares covered by the option.
       The following is a schedule by years of the activity of the key employees plans adjusted for the stock split (see Note 5):

                                                           Exercise Price
                                                Shares    (Range) per Share
___________________________________________________________________________
Outstanding at July 31, 1992
  (2,750,041 shares exercisable)              3,817,875     $ 1.19 - $16.61
    Granted                                   1,030,273              $27.67
    Exercised                                 1,972,490     $ 1.19 - $27.67
    Expired                                      46,485     $16.61 - $27.67
___________________________________________________________________________
Outstanding at July 30, 1993
  (1,845,387 shares exercisable)              2,829,173     $ 1.51 - $27.67
    Granted                                     825,825              $25.75
    Exercised                                   330,848     $ 5.38 - $27.67
    Expired                                     168,813     $16.61 - $27.67
___________________________________________________________________________
Outstanding at July 29, 1994
  (2,342,912 shares exercisable)              3,155,337     $ 1.51 - $27.67
    Granted                                     955,500              $25.25
    Exercised                                    90,731     $ 1.51 - $16.61
    Expired                                     251,880     $16.61 - $27.67
___________________________________________________________________________
Outstanding at July 28, 1995
  (3,003,673 shares exercisable)              3,768,226     $ 1.51 - $27.67
===========================================================================

       After giving effect to the stock split (see Note 5), a total of 1,518,750 shares have been reserved for the Non-employee Directors Plan. The Company has granted options for 1,518,746 shares at purchase prices ranging from $5.09 to $29.50 per share. The options are exercisable six months from the date of grant.
       The following is a schedule by years of the activity of the Non-employee Directors Plan adjusted for the stock split (see Note 5):

                                                          Exercise Price
                                                Shares    (Range) per Share
___________________________________________________________________________
Outstanding at July 31, 1992
  (588,738 shares exercisable)                  588,738     $ 5.09 - $16.56
    Granted                                     253,120              $29.50
    Exercised                                   234,370     $ 5.09 - $16.56
___________________________________________________________________________
Outstanding at July 30, 1993
  (607,488 shares exercisable)                  607,488     $ 5.09 - $29.50
    Granted                                     278,432              $25.38
    Exercised                                         0                  --
___________________________________________________________________________
Outstanding at July 29, 1994
  (885,920 shares exercisable)                  885,920     $ 5.09 - $29.50
    Granted                                     177,210              $25.00
    Exercised                                         0                  --
___________________________________________________________________________
Outstanding at July 28, 1995
  (1,063,130 shares exercisable)              1,063,130     $ 5.09 - $29.50
===========================================================================

       The Company recognizes a tax deduction upon exercise of non-qualified stock options in an amount equal to the difference between the option price and the fair market value of the common stock. These tax benefits are credited to Additional Paid-In Capital.

7.  Income Taxes
       The Company adopted SFAS No. 109, "Accounting for Income Taxes", effective July 31, 1993. This Statement supersedes Accounting Principles Board Opinion No. 11, "Accounting for Income Taxes", which was the Company's prior method of accounting for income taxes. The cumulative effect of adopting SFAS No. 109 in the Company's financial statements decreased income taxes by $988,262 ($.02 per share) for fiscal 1994. The adjustment primarily represents the impact of adjusting deferred taxes to new rates as opposed to the higher tax rates in effect when the deferred taxes originated. The adoption of SFAS No. 109 had no impact on the Company's effective tax rate.
       Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.
      Significant components of the Company's net deferred tax liability consisted of the following at:

                                                    July 28,       July 29,
                                                      1995           1994
_____________________________________________________________________________
 Deferred tax assets:
    Financial accruals without
     economic performance                          $ 4,998,345    $ 4,527,953
    Other                                            2,113,736      1,751,543
_____________________________________________________________________________
    Deferred tax assets                              7,112,081      6,279,496
_____________________________________________________________________________

Deferred tax liabilities:
    Excess tax depreciation over book               11,169,495      9,710,701
    Other                                              991,830      1,199,964
_____________________________________________________________________________
    Deferred tax liabilities                        12,161,325     10,910,665
_____________________________________________________________________________
Net deferred tax liability                         $ 5,049,244    $ 4,631,169
=============================================================================

      The Company provided no valuation allowance against deferred tax assets recorded as of July 28, 1995 and July 29, 1994, as the "more-likely-than-not" valuation method determined all deferred assets to be fully realizable in future taxable periods.
       The components of the provision for income taxes for each of the three fiscal years were as follows:

                                     1995           1994           1993
__________________________________________________________________________
Current:
   Federal                       $31,284,067    $29,253,272    $23,088,000
   State                           7,587,231      5,141,920      4,015,000
Deferred                             418,075       (786,500)       189,000
__________________________________________________________________________
Total income tax provision       $39,289,373    $33,608,692    $27,292,000
==========================================================================

    A reconciliation of the provision for income taxes as reported and the amount computed by multiplying the income before the provision for income taxes by the U.S. federal statutory rate of 35% for fiscal years 1995 and 1994 and 34% for fiscal 1993 was as follows:

                                     1995           1994           1993
__________________________________________________________________________
Provision computed at federal
 statutory income tax rate       $36,866,437    $31,698,757    $24,801,125
State and local income taxes,
 net of federal benefit            4,198,945      3,255,457      2,647,885
Jobs credit                         (786,628)      (487,500)      (462,000)

Employer tax credits for FICA taxes
 paid on tip income               (1,193,760)      (571,002)            --
Retroactive change in income tax
 rate to 35% from January 1, 1993         --             --        422,838
Other-net                            204,379       (287,020)      (117,848)
__________________________________________________________________________
Total income tax provision       $39,289,373    $33,608,692    $27,292,000
==========================================================================

 8.  Segment Information
       The Company operates stores which provide a combination of restaurant and gift shop services to the motoring public. This combination of services is considered to be one industry segment.

 9.  Leases
       The Company operates seventeen stores, as well as three Cracker Barrel Old Country Store Corner Markets, from leased facilities and also leases certain land and advertising billboards. These leases have been classified as either capital or operating leases in accordance with the criteria contained in SFAS No. 13, "Accounting for Leases". The interest rates for capital leases vary from 10% to 17%. Amortization of capital leases is included with depreciation expense. A majority of the Company's lease agreements provide for renewal options and some of these options contain escalation clauses. Certain store leases provide for contingent lease payments based upon sales volume in excess of specified minimum levels.
     The following is a schedule by years of future minimum lease payments under capital leases together with the present value of the minimum lease payments as of July 28, 1995:

Fiscal year
____________________________________________________________________________
1996                                                              $  360,135
1997                                                                 360,135
1998                                                                 368,122
1999                                                                 370,785
2000                                                                 370,785
Later years                                                        1,227,893
____________________________________________________________________________
Total minimum lease payments                                       3,057,855
Less amount representing interest                                  1,349,236
____________________________________________________________________________
Present value of minimum lease payments                            1,708,619
Less current portion                                                 110,526
____________________________________________________________________________
Long-term portion of capital lease obligations                    $1,598,093
============================================================================

     The following is a schedule by years of the future minimum rental payments required under noncancelable operating leases as of July 28, 1995:

Fiscal year
____________________________________________________________________________
1996                                                             $ 7,627,612
1997                                                               2,136,107
1998                                                               2,138,187
1999                                                               1,127,663
2000                                                                 918,989
Later years                                                        6,821,751
____________________________________________________________________________
Total                                                            $20,770,309
============================================================================

Rent expense under operating leases for each of the three fiscal years was:

                                      Minimum      Contingent       Total
___________________________________________________________________________
1995                                $9,717,400      $685,000    $10,402,400
1994                                 7,799,700       634,200      8,433,900
1993                                 6,313,800       539,800      6,853,600

10.  Employee Savings Plan
       The Company has an employee savings plan, which provides for retirement benefits for eligible employees. The plan is funded by elective employee contributions up to 16% of their compensation and the Company matches 25% of employee contributions for each participant up to 6% of the employee's compensation. The Company expensed contributions of $713,961, $540,469 and $482,446 for fiscal 1995, 1994 and 1993, respectively.

11. Quarterly Financial Data (Unaudited)
        Quarterly financial data for fiscal 1995 and 1994 are summarized as follows:

                              1st          2nd          3rd          4th
                            Quarter      Quarter      Quarter      Quarter
____________________________________________________________________________
1995
Net sales                $184,947,701 $188,622,981 $188,306,113 $221,216,613
Gross profit on
 sales                    123,557,763  120,473,940  127,474,951  146,777,210
Income before income
 taxes                     24,800,137   19,590,669   23,938,581   37,003,290
Net income                 15,599,286   12,322,531   15,057,367   23,064,120
Net earnings per share            .26          .20          .25          .38
____________________________________________________________________________
1994
Net sales                $152,498,897 $150,831,678 $155,368,895 $182,199,059
Gross profit on
 sales                    102,105,597   96,775,494  104,610,016  122,336,253
Income before income
 taxes                     21,456,461   15,911,622   20,221,158   32,978,635
Income before change
 in accounting
 principle                 13,367,375    9,912,941   12,597,781   21,081,087
Cumulative effect of
 change in accounting
 principle*                   988,262           --           --           --
Net income                 14,355,637    9,912,941   12,597,781   21,081,087
Earnings before change
 in accounting
 principle per share              .22          .16          .21          .35
Cumulative effect of
 change in accounting
 principle per share*             .02           --           --           --
Net earnings per share            .24          .16          .21          .35

*(See Note 7).

                         INDEPENDENT AUDITORS' REPORT


Cracker Barrel Old Country Store, Inc.:

We have audited the accompanying balance sheets of Cracker Barrel Old Country Store, Inc. (the "Company") as of July 28, 1995 and July 29, 1994, and the related statements of income, changes in stockholders' equity, and cash flows for each of the three fiscal years in the period ended July 28, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at July 28, 1995 and July 29, 1994, and the results of its operations and its cash flows for each of the three fiscal years in the period ended July 28, 1995 in conformity with generally accepted accounting principles.


Deloitte & Touche LLP
Nashville, Tennessee

September 6, 1995