Form 10-K, Exhibit 13
period 1996-08-02
CRACKER BARREL OLD COUNTRY STORE INC
filed 1996-10-25
CIK 25373

Selected Financial Data

                                   For each of the fiscal years ended
                                  (In thousands except per share data)
                         August 2,    July 28,    July 29,   July 30,   July 31,
                           1996         1995        1994       1993       1992
                           ____         ____        ____       ____       ____
OPERATING RESULTS
  Net sales              $943,287    $783,093    $640,899    $517,616   $400,577
  Cost of goods sold      324,905     264,809     215,071     171,709    130,885
  Expenses:
    Store operations:
      Labor & other
       related expenses   314,157     256,253     207,227     167,909    131,771
      Other store
       operating expenses 138,701     114,564      92,694      74,673     57,504
      Store closing costs* 14,199          --          --          --         --
    General and
     administrative        50,627      44,746      36,807      30,096     25,186
       Total expenses     517,684     415,563     336,728     272,678    214,461
  Operating income        100,698     102,721      89,100      73,229     55,231
  Interest expense            369         723       2,136       2,885      3,374
  Interest income           2,051       3,335       3,604       2,600      2,365
  Income before income
   taxes and change in
   accounting principle   102,380     105,333      90,568      72,944     54,222
  Provision for income
   taxes                   38,865      39,290      33,609      27,292     20,279
  Income before change in
   accounting principle    63,515      66,043      56,959      45,652     33,943
  Cumulative effect of
   change in accounting
   principle**                 --          --         988          --         --
  Net income             $ 63,515    $ 66,043    $ 57,947    $ 45,652   $ 33,943

SHARE DATA***
  Earnings before change
   in accounting principle
   per share                $1.04       $1.09        $.94        $.78       $.60
  Cumulative effect of
   change in accounting
   principle per share**       --          --         .02          --         --
  Net earnings per share     1.04        1.09         .96         .78        .60
  Dividends per share       $ .02       $ .02        $.02        $.02       $.02
  Weighted average
   shares outstanding      60,813      60,557      60,607      58,789     56,204

FINANCIAL POSITION
  Working capital        $ 23,289    $ 43,600    $ 60,721    $ 76,115   $ 32,565
  Total assets            676,379     604,515     530,064     469,073    313,460
  Property and equipment
   -net                   582,530     479,518     385,960     305,596    236,694
  Long-term debt           15,500      19,500      23,500      36,576     41,449
  Capital lease
   obligations              1,468       1,598       1,709       1,802      1,876
  Stockholders' equity    566,221     496,083     429,846     366,785    222,110
================================================================================

*Represents one-time charge to close certain stores and other write-offs. (See
Note 1 to the Company's Financial Statements).

**The Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes", effective July 31, 1993. (See Note 7 to the Company's Financial Statements).

***Adjusted to give effect for the three-for-two stock split in the form of a 50% stock dividend distributed to stockholders on March 19, 1993.


                       Market Price and Dividend Information

     The following table indicates the high and low sales prices of the Company's common stock, as reported by The Nasdaq Stock Market (National Market), and dividends paid.

<CAPTIOM>
                               Fiscal Year 1996              Fiscal Year 1995
                               ________________              ________________
                             Prices       Dividends        Prices     Dividends
                         _____________    _________    _____________  _________
Quarter                  High      Low      Paid       High      Low    Paid
_______________________________________________________________________________
First                   $21.50   $17.38    $.005      $27.25   $20.00   $.005
Second                   19.25    15.75     .005       22.50    17.50    .005
Third                    24.88    17.88     .005       23.75    20.50    .005
Fourth                   27.38    19.38     .005       24.63    19.88    .005
===============================================================================

        Management's Discussion and Analysis of Financial Condition
                         and Results of Operations


Results of Operations
     The following table highlights operating results over the past three fiscal years:

                                                       Period to Period
                     Relationship to Net Sales        Increase(Decrease)
                     _________________________        __________________
                     1996      1995      1994     1996 vs 1995   1995 vs 1994
_______________________________________________________________________________
Net Sales
  Restaurant         77.8%     77.9%     78.2%         20%            22%
  Retail             22.2      22.1      21.8          21             24
______________________________________________
                    100.0%    100.0%    100.0%         20             22

Cost of goods sold   34.4      33.8      33.6          23             23
Expenses:
  Store operations:
    Labor & other
     related
     expenses        33.3      32.7      32.3          23             24
    Other store
     operating
     expenses        14.7      14.6      14.5          21             24
  Store closing
    costs*            1.5        --        --          --             --
  General &
    administrative    5.4       5.7       5.7          13             22
Operating income     10.7      13.1      13.9          (2)            15
Interest expense       .1        .1        .3         (49)           (67)
Interest income        .2        .4        .6         (39)            (8)
Income before
   income taxes      10.8      13.5      14.1          (3)            16
Provision for
   income taxes       4.1       5.0       5.2          (1)            17
Income before change
   in accounting
   principle          6.7       8.4       8.9          (4)            16
Cumulative effect of
   change in accounting
   principle**         --        --        .2          --             --
Net income            6.7       8.4       9.0          (4)            14
================================================================================
 *Represents one-time charge to close certain stores and other write-offs.
 (See Note 1).

**The Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes", effective July 31, 1993. (See Note 7).

                         Same Store Sales Analysis

                                                       Period to Period
                                                            Increase
                                                            ________
                                                  1996 vs 1995  1995 vs 1994
                                                  (181 Stores)  (152 Stores)
_____________________________________________________________________________
Restaurant                                              2%            4%
Retail                                                  2             5
Restaurant & retail                                     2             4
=============================================================================
     Same store restaurant sales (which compare sales of stores open throughout the fiscal years under comparison) increased 2% for the comparable 52 weeks of fiscal 1996 versus fiscal 1995. Same store restaurant sales increased 4% in fiscal 1995 versus fiscal 1994. The slowing in same store restaurant sales growth from fiscal 1995 to fiscal 1996 was primarily due to increased competition in the industry.
     Same store retail sales increased 2% for the comparable 52-week period in fiscal 1996 versus fiscal 1995 while same store retail sales increased 5% in fiscal 1995 versus fiscal 1994. The slowing in same store retail sales growth from fiscal 1995 to fiscal 1996 was primarily due to the slowing in restaurant sales growth discussed above, the absence of the traditional Christmas browsing book in the stores in fiscal 1996 and the overall weakness in the retail segment during the Christmas season.
     In fiscal 1996 total sales (restaurant and retail) in the 181 same stores averaged $4.01 million for the 53-weeks and $3.92 million for the comparable 52-weeks. Restaurant sales were 77.9% of total sales in the same 181 stores in fiscal 1996 and 77.8% in fiscal 1995.
     Total net sales, which increased 20% and 22% in fiscal 1996 and 1995, respectively, benefited from comparable store sales growth and the opening of 43, 36 and 30 new stores in fiscal 1996, 1995 and 1994, respectively.
     Cost of goods sold as a percentage of net sales increased in fiscal 1996 to 34.4% from 33.8% in 1995. This increase was primarily due to a new menu, implemented in May 1995 that raised ideal food cost as the result of a change in menu mix. Additionally, the increase in cost of goods sold was due to operating inefficiencies in the restaurants as a result of extreme winter weather conditions as compared to fiscal 1995 and as a result of substantial increases in hog complex prices in the Company's fourth fiscal quarter of 1996. Cost of goods sold increased in fiscal 1995 to 33.8% from 33.6% in fiscal 1994. This increase was primarily due to an increase in inventory shrinkage and retail markdowns.
     Labor and other related expenses include all direct and indirect labor and related costs incurred in store operations. Labor expenses as a percentage of net sales were 33.3%, 32.7% and 32.3% in fiscal 1996, 1995 and 1994, respectively. The year to year increase in fiscal 1996 versus fiscal 1995 was primarily due to continuing labor cost pressures as the costs to hire and retain employees continued to increase, unemployment rates remained low and competition remained high in the industry. The year to year increase in fiscal 1995 versus fiscal 1994 was also attributable to an increase in the costs to hire and retain employees as a result of the increasing competition and a shrinking labor market.
     Other store operating expenses include all unit-level operating costs, the major components of which are operating supplies, repairs and maintenance, advertising expenses, utilities, depreciation and amortization. Other store operating expenses as a percentage of net sales were 14.7%, 14.6% and 14.5% in fiscal 1996, 1995 and 1994, respectively. The year to year increases were attributable to higher depreciation related to building 43, 36 and 30 new stores in fiscal 1996, 1995 and 1994, respectively. The store closing costs in fiscal 1996 were due to the one-time charge (see Note 1) for store closings and other write-offs in the fourth quarter of fiscal 1996.
     General and administrative expenses as a percentage of net sales were 5.4%, 5.7% and 5.7% in fiscal 1996, 1995 and 1994, respectively. The reduction in 1996 was accomplished largely due to improved volume. The largest areas of increased spending in absolute dollars in fiscal 1996 were in manager trainee costs and in information services to support the continued growth of the business.
     Interest expense decreased to $.4 million in fiscal 1996 from $.7 million in fiscal 1995 and from $2.1 million in fiscal 1994 primarily due to the prepayment of approximately $6.8 million in unsecured notes payable and $3.5 million of Industrial Development Revenue Bonds in the second quarter of fiscal 1994, the scheduled principal payments on the 9.53% Senior Notes and increased capitalized interest related to the increase in stores opened from 30 in 1994 to 36 in 1995 to 43 in 1996.
     Interest income decreased in fiscal 1996 to $2.1 million from $3.3 million in fiscal 1995 and $3.6 million in fiscal 1994. The primary reason for the decrease in interest income was lower average funds available for investment, which was partially offset by rising interest rates in fiscal 1996 and 1995.
     Provision for income taxes as a percent of pretax income was 38.0% for fiscal 1996, 37.3% for fiscal 1995 and 37.1% for fiscal 1994. The primary reasons for the increases in the tax rate were the expiration of the Targeted Jobs Tax Credit Program during fiscal 1995 and increases in state rates. The Company adopted SFAS No. 109, "Accounting for Income Taxes", effective July 31, 1993. (See Note 7).

Impact of Recent Accounting Pronouncements not yet Adopted

  The Company will adopt SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", in the first quarter of fiscal 1997. The Company is still evaluating the effect of adopting SFAS No. 121, but does not expect the adoption to have a material effect on the Company's financial statements. The Company will adopt SFAS No. 123, "Accounting for Stock-Based Compensation", in the first quarter of fiscal 1997; however, the Company has elected to continue to apply APB No. 25, "Accounting for Stock Issued to Employees", to its stock-based employee compensation; and therefore, SFAS No. 123 will have no effect on the Company's financial statements, however, the Company will be required to meet the disclosure requirements of SFAS No. 123 in its fiscal 1997 Annual Report. (See Note 1).

Liquidity and Capital Resources

     The Company's cash generated from operating activities was $103.7 million in fiscal 1996. Most of this cash was provided by net income adjusted by depreciation and amortization. Loss on disposition of property and equipment was partially offset by increases in inventories.
     Capital expenditures were $137.6 million in fiscal 1996. Land purchases and construction of new stores accounted for substantially all of these expenditures, except for $5.4 million for the expansion of the retail distribution center.
      The Company's internally generated cash and short-term and long-term investments were sufficient to finance all of its growth in fiscal 1996.
     The Company estimates that its capital expenditures for fiscal 1997 will be approximately $180 million, substantially all of which will be land purchases and construction of new stores. The Company's cash, short-term and long-term investments, along with internally generated cash from operating activities should be sufficient to finance its expansion plans through the first half of fiscal 1997. The Company plans to obtain additional financing during the second quarter of fiscal 1997 to fund its continued expansion plans in fiscal 1997 and its expansion plans through fiscal 1998.

                               BALANCE SHEET

                                               (In thousands)
                                           August 2,      July 28,
ASSETS                                       1996           1995
__________________________________________________________________
Current Assets:
Cash and cash equivalents                  $ 28,971       $ 48,124
Short-term investments                        4,735         11,103
Receivables                                   2,803          3,193
Inventories                                  61,470         51,515
Prepaid expenses                              1,485            912
Deferred income taxes                         6,972          5,519
__________________________________________________________________
Total current assets                        106,436        120,366
__________________________________________________________________

Property and Equipment:
Land                                        165,376        135,082
Buildings and improvements                  346,479        274,612
Buildings under capital leases                3,289          3,289
Restaurant and other equipment              151,018        134,633
Leasehold improvements                       12,343         10,744
Construction in progress                     13,738         18,495
__________________________________________________________________
Total                                       692,243        576,855
Less:  Accumulated depreciation and
       amortization of capital leases       123,670         97,337
__________________________________________________________________
Property and equipment-net                  568,573        479,518
__________________________________________________________________

Long-term Investments                           565          4,038
__________________________________________________________________

Other Assets                                    805            593
__________________________________________________________________
Total                                      $676,379       $604,515
==================================================================



                    See notes to financial statements.

                                       (In thousands except share data)
                                            August 2,      July 28,
LIABILITIES AND STOCKHOLDERS' EQUITY          1996           1995
_______________________________________________________________________
Current Liabilities:
Accounts payable                           $ 30,565       $ 29,751
Current maturities of
  long-term debt                              4,000          4,000
Current portion of capital lease
  obligations                                   130            110
Taxes withheld and accrued                   12,475         10,824
Income taxes payable                          4,123          5,588
Accrued employee compensation                15,647         13,682
Accrued employee benefits                     9,692          7,102
Other accrued expenses                        6,515          5,709
_______________________________________________________________________
Total current liabilities                    83,147         76,766
_______________________________________________________________________
Long-term Debt                               15,500         19,500
_______________________________________________________________________
Capital Lease Obligations                     1,468          1,598
_______________________________________________________________________
Deferred Income Taxes                        10,043         10,568
_______________________________________________________________________

Commitments and Contingencies (Note 9)

Stockholders' Equity:
Common stock - 150,000,000 shares of $.50
  par value authorized;  shares issued and
  outstanding: 1996, 60,594,353; 1995,
  59,992,047                                 30,297         29,996
Additional paid-in capital                  202,951        195,421
Retained earnings                           332,973        270,666
_______________________________________________________________________
Total stockholders' equity                  566,221        496,083
_______________________________________________________________________
Total                                      $676,379       $604,515
=======================================================================



                    See notes to financial statements.

                            STATEMENT OF INCOME

                               (In thousands except per share data)
                                         Fiscal years ended
                              August 2,       July 28,      July 29,
                                1996            1995          1994
____________________________________________________________________
Net sales                     $943,287       $783,093       $640,899
Cost of goods sold             324,905        264,809        215,071
____________________________________________________________________
Gross profit on sales          618,382        518,284        425,828
____________________________________________________________________
Expenses:
  Store operations:
    Labor & other related
     expenses                  314,157        256,253        207,227
    Other store operating
     expenses                  138,701        114,564         92,694
    Store closing costs         14,199             --             --
  General and administrative    50,627         44,746         36,807
____________________________________________________________________
  Total expenses               517,684        415,563        336,728
____________________________________________________________________
Operating income               100,698        102,721         89,100
Interest expense                   369            723          2,136
Interest income                  2,051          3,335          3,604
____________________________________________________________________
Income before income taxes
 and change in accounting
 principle                     102,380        105,333         90,568
Provision for income taxes      38,865         39,290         33,609
____________________________________________________________________
Income before change in
  accounting principle          63,515         66,043         56,959
Cumulative effect of change
  in accounting principle           --             --            988
____________________________________________________________________
Net income                    $ 63,515       $ 66,043       $ 57,947
====================================================================
Earnings before change in
  accounting principle per
  share                          $1.04          $1.09           $.94
Cumulative effect of change
  in accounting principle
  per share                         --             --            .02
____________________________________________________________________
Net earnings per share           $1.04          $1.09           $.96
====================================================================





                   See notes to financial statements.

                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                    (In thousands except per share data)
                                          Additional                 Total
                                Common     Paid-In     Retained   Stockholders'
                                Stock      Capital     Earnings      Equity
_______________________________________________________________________________
Balances at July 30, 1993       29,785     187,930      149,070     366,785
 Cash dividends - $.02 per
  share                                                  (1,195)     (1,195)
 Exercise of stock
  options                          165       4,617                    4,782
 Tax benefit realized upon
  exercise of stock
  options                                    1,527                    1,527
 Net income                                              57,947      57,947
_______________________________________________________________________________
Balances at July 29, 1994       29,950     194,074      205,822     429,846
 Cash dividends - $.02 per
  share                                                  (1,199)     (1,199)
 Exercise of stock
  options                           46         969                    1,015
 Tax benefit realized upon
  exercise of stock
  options                                      378                      378
 Net income                                              66,043      66,043
_______________________________________________________________________________
Balances at July 28, 1995       29,996     195,421      270,666     496,083
 Cash dividends - $.02 per
  share                                                  (1,208)     (1,208)
 Exercise of stock
  options                          301       4,865                    5,166
 Tax benefit realized upon
  exercise of stock
  options                                    2,665                    2,665
 Net income                                              63,515      63,515
_______________________________________________________________________________
Balances at August 2, 1996     $30,297    $202,951     $332,973    $566,221
===============================================================================






                       See notes to financial statements.

                             STATEMENT OF CASH FLOWS

                                                    (In thousands)
                                                  Fiscal years ended
                                       August 2,      July 28,       July 29,
                                         1996           1995           1994
_____________________________________________________________________________
Cash flows from operating activities:
  Net income                           $ 63,515      $ 66,043       $ 57,947
   Adjustments to reconcile net
    income to net cash provided
    by operating activities:
      Depreciation and amortization
        of property and equipment        31,433        26,488         20,401
      Loss (gain) on disposition of
        property and equipment           14,689           (66)           (30)
   Changes in assets and liabilities:
      Decrease (increase) in receivables    390          (199)          (557)
      Increase in inventories            (9,955)       (9,525)       (13,563)
     (Increase) decrease in
        prepaid expenses                   (573)          182           (262)
     (Increase) decrease in
        other assets                       (212)          (60)           179
      Increase in accounts payable          814         3,985          2,629
      Increase in taxes withheld
        and accrued                       1,651         3,416          1,195
     (Decrease) increase in income
        taxes payable                    (1,465)          548          3,113
      Increase in accrued employee
        compensation                      1,965           494          2,214
      Increase (decrease) in accrued
        employee benefits                 2,590          (780)          (990)
      Increase in other accrued
        expenses                            806         1,428             78
     (Decrease) increase in
        deferred income taxes            (1,978)          418            (52)
_____________________________________________________________________________
  Net cash provided by
    operating activities                103,670        92,372         72,302
_____________________________________________________________________________
Cash flows from investing activities:
  Purchase of short-term and
    long-term investments                (4,011)       (7,169)       (42,957)
  Proceeds from maturities of
    short-term and long-term
    investments                          13,852        38,994         59,103
  Purchase of property and
    equipment                          (137,633)     (121,052)      (101,945)
  Proceeds from sale of property and
    equipment                             2,456         1,073          1,209
_____________________________________________________________________________
  Net cash used in investing
    activities                         (125,336)      (88,154)       (84,590)
_____________________________________________________________________________
Cash flows from financing activities:
Proceeds from exercise of
   stock options                          5,166         1,015          4,782
  Tax benefit realized upon
   exercise of stock options              2,665           378          1,527
  Principal payments under
   long-term debt and capital
   lease obligations                     (4,110)       (3,594)       (13,477)
  Dividends on common stock              (1,208)       (1,199)        (1,195)
_____________________________________________________________________________
  Net cash provided by (used in)
   financing activities                   2,513        (3,400)        (8,363)
_____________________________________________________________________________
  Net (decrease) increase in cash
   and cash equivalents                 (19,153)          818        (20,651)
  Cash and cash equivalents,
   beginning of year                     48,124        47,306         67,957
_____________________________________________________________________________
  Cash and cash equivalents,
   end of year                         $ 28,971      $ 48,124       $ 47,306
=============================================================================

Supplemental disclosures of cash flow information:
  Cash paid during the year for:
    Interest                           $  2,084      $  2,513       $  3,558
    Income taxes                         39,642        37,945         28,127





                       See notes to financial statements.

    NOTES TO FINANCIAL STATEMENTS
    (In thousands except share and per share data)

1.  Summary of Significant Accounting Policies
     Fiscal year - The Company's fiscal year ends on the Friday nearest July 31st and each quarter consists of thirteen weeks. The Company's fiscal year ended August 2, 1996 consisted of 53 weeks and the fourth quarter of fiscal 1996 consisted of 14 weeks.
     Cash and cash equivalents - The Company's policy is to consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents consist primarily of auction preferred stocks and commercial paper. The carrying value of these instruments approximates market value due to their very short maturities.
   Short-term investments - Short-term investments, primarily consisting of federal government agency securities and commercial paper which the Company intends to hold to maturity, are stated at amortized cost in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities". (See Note 3).
     Inventories - Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method.
     Property and equipment - Property and equipment are stated at cost. For financial reporting purposes depreciation and amortization on these assets are computed by use of the straight-line and double-declining balance methods over the estimated useful lives of the respective assets, as follows:

                                                                  Years
_______________________________________________________________________
Buildings and improvements                                        20-45
Buildings under capital leases                                    20-25
Restaurant and other equipment                                     5-10
Leasehold improvements                                             3-35
_______________________________________________________________________

     Accelerated depreciation methods are generally used for income tax purposes.
     Interest is capitalized in accordance with SFAS No. 34, "Capitalization of Interest Costs". Capitalized interest was $2,010, $2,072 and $1,534 for fiscal years 1996, 1995 and 1994, respectively.
     Gain or loss is recognized upon disposal of property and equipment, and the asset and related accumulated depreciation and amortization amounts are removed from the accounts.
     Maintenance and repairs, including the replacement of minor items, are charged to expense, and major additions to property and equipment are capitalized.
     Income taxes - The Company adopted SFAS No. 109, "Accounting for Income Taxes", effective July 31, 1993. This Statement superseded Accounting Principles Board Opinion No. 11, "Accounting for Income Taxes", which was the Company's prior method of accounting for income taxes. Targeted jobs tax credits and employer tax credits for FICA taxes paid on tip income are accounted for by the flow-through method. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. (See Note 7).
     Earnings per share - The computation of earnings per share is based on the weighted average number of outstanding common shares and equivalents (stock options) adjusted for stock splits. The weighted average number of outstanding common shares and equivalents was 60,813,172, 60,556,977 and 60,607,372 for 1996, 1995 and 1994, respectively.
     Long-term investments - Long-term investments, primarily consisting of federal government agency securities and commercial paper which the Company intends to hold to maturity, are stated at amortized cost in accordance with SFAS No. 115. (See Note 3).
     Start-up costs - Start-up costs of a new store are expensed in the month in which the store opens.
     Store closing costs - Upon the decision to close a store, estimated unrecoverable costs are charged to expenses. Such costs include buildings and improvements, leasehold improvements and restaurant and other equipment, net of salvage value, and a provision for the present value of future lease obligations, less estimated sub-rental income. The Company recognized $14,199 in pretax costs for the closings of the Appleton, WI, the Fond du Lac, WI and the Eagan, MN stores, the closings of the three Corner Market stores in the middle Tennessee area and replacing the Company's point-of-sale system in the fourth quarter of fiscal 1996. These costs represent a one-time charge of $8,806 net of taxes, or $.15 per share.

    Use of estimates - Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.
    Recent accounting pronouncements not yet adopted - In March 1995, SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", was issued. SFAS No. 121 requires that upon adoption companies determine under certain circumstances if an asset has been impaired, in which case the asset is written down to a new carrying amount that is less than the remaining cost and a loss is recognized. After adoption companies must review assets for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. The Company will adopt SFAS No. 121 in the first quarter of fiscal 1997. The Company is still evaluating the effect of adopting SFAS No. 121, but does not expect the adoption to have a material effect on the Company's financial statements. In October 1995, SFAS No. 123, "Accounting for Stock-Based Compensation", was issued. SFAS No. 123 establishes a fair value based method of accounting and reporting for stock compensation plans. SFAS No. 123 encourages but does not require companies to adopt that method in place of the provisions of APB No. 25, "Accounting for Stock Issued to Employees"; however, companies may continue to apply APB No. 25 to its stock-based employee compensation arrangements, but companies are required to comply with the disclosure requirements of SFAS No. 123. The Company will adopt SFAS No. 123 in the first quarter of fiscal 1997; however, the Company has elected to continue to apply APB No. 25 to its stock-based employee compensation, and therefore, SFAS No. 123 will have no effect on the Company's financial statements, however, the Company will be required to meet the disclosure requirements of SFAS No. 123 in its fiscal 1997 Annual Report.
    Reclassifications - Certain reclassifications have been made in the fiscal 1995 and 1994 financial statements to conform to the classifications used in fiscal 1996.

2.  INVENTORIES
     Inventories were composed of the following at:

                                               August 2,          July 28,
                                                 1996               1995
__________________________________________________________________________
Retail                                          $50,474           $42,248
Restaurant                                        9,472             7,963
Supplies                                          1,524             1,304
__________________________________________________________________________
Total                                           $61,470           $51,515
==========================================================================

3.  SHORT-TERM AND LONG-TERM INVESTMENTS

The amortized costs and fair values of held-to-maturity securities at August 2, 1996 were as follows:

                            Amortized   Unrealized   Unrealized    Fair
                              Cost        Gains       Losses      Value
_________________________________________________________________________
U.S. Treasury and U.S.
 Government Agencies         $2,544         --          $ 9       $2,535
Corporate debt
 securities                     499         --            3          496
Other securities              2,257         $1           --        2,258
_________________________________________________________________________
Short-term and long-term
 investments                 $5,300         $1          $12       $5,289
=========================================================================

The amortized costs and fair values of held-to-maturity securities at July 28, 1995 were as follows:

                            Amortized  Unrealized  Unrealized     Fair
                              Cost        Gains      Losses       Value
_________________________________________________________________________
U.S. Treasury and U.S.
 Government Agencies         $11,168        --       $129        $11,039
Obligations of states
 and political
 subdivisions                    807        $1         --            808
Corporate debt
 securities                    3,166         1         23          3,144
_________________________________________________________________________
Short-term and long-term
 investments                 $15,141        $2       $152        $14,991
=========================================================================

The following table shows the maturity distribution of the Company's investment securities at August 2, 1996:

                                                Amortized         Fair
Maturity (Fiscal Years)                           Cost            Value
________________________________________________________________________
    1997                                          $4,735         $4,728
    1998-2001                                        565            561
________________________________________________________________________
Short-term and long-term investments              $5,300         $5,289
========================================================================

4.  DEBT
     Long-term debt consisted of the following at:

                                                 August 2,       July 28,
                                                   1996            1995
_________________________________________________________________________
9.53% Senior Notes Payable in annual
 installments of varying amounts from
 January 15, 1994 to January 15, 2002,
 with a final installment of $2,000
 due January 15, 2003                             $19,500         $23,500
Less current maturities                             4,000           4,000
__________________________________________________________________________
Long-term debt                                    $15,500         $19,500
==========================================================================

     The note agreements relating to the 9.53% Senior Notes placed in January, 1991 in the original amount of $30,000 include, among other provisions, requirements that the Company maintain minimum tangible net worth of $70,000. The agreements also contain certain other restrictions related to the payment of cash dividends and the purchase of treasury stock.
Retained earnings not restricted under the provisions of the agreements were approximately $331,000 at August 2, 1996.

     Based on discounted cash flows of future payment streams, assuming rates equivalent to the Company's incremental borrowing rate on similar liabilities, the fair value of the 9.53% Senior Notes approximates carrying value as of August 2, 1996.
     The Company has a revolving credit agreement with a maximum principal amount of $15,000 as of August 2, 1996. No amounts were outstanding under the agreement at August 2, 1996 or July 28, 1995.
     The aggregate maturities of long-term debt subsequent to August 2, 1996 are as follows:

Fiscal year
________________________________________________________________________
1997                                                            $ 4,000
1998                                                              3,500
1999                                                              2,500
2000                                                              2,500
2001                                                              3,000
Later years                                                       4,000
________________________________________________________________________
Total                                                           $19,500
========================================================================

5.  COMMON STOCK
       The Board of Directors granted certain executive officers hired in fiscal 1996 a total of 32,000 restricted shares which vest over five years. The Company's compensation expense for these restricted shares in fiscal 1996 was $144.

6.  STOCK OPTION PLANS
       The Company has two stock option plans for key employees (which includes store-level management and the highest level of hourly employees in the stores) and one for non-employee directors. A total of 14,025,702 shares have been reserved for the key employees plans. The Company has granted options for 10,993,280 shares at purchase prices ranging from $.58 to $27.67 per share. The options expire ten years from the date of the grant and are exercisable each year on a cumulative basis at the rate of 33% of the total number of shares covered by the option.

       The following is a schedule by years of the activity of the key employees plans:
                                                           Exercise Price
                                                Shares    (Range) per Share
___________________________________________________________________________
Outstanding at July 30, 1993
  (1,845,387 shares exercisable)              2,829,173     $ 1.51 - $27.67
    Granted                                     825,825               25.75
    Exercised                                   330,848       5.38 -  27.67
    Expired                                     168,813      16.61 -  27.67
___________________________________________________________________________
Outstanding at July 29, 1994
  (2,342,912 shares exercisable)              3,155,337       1.51 -  27.67
    Granted                                     955,500               25.25
    Exercised                                    90,731       1.51 -  16.61
    Expired                                     251,880      16.61 -  27.67
___________________________________________________________________________
Outstanding at July 28, 1995
  (3,003,673 shares exercisable)              3,768,226       1.51 -  27.67
    Granted                                   1,448,600      17.50 -  20.63
    Exercised                                   551,682       1.51 -  25.75
    Expired                                     335,683      16.61 -  27.67
___________________________________________________________________________
Outstanding at August 2, 1996
  (2,736,000 shares exercisable)              4,329,461     $ 1.69 - $27.67
===========================================================================

       A total of 1,518,750 shares have been reserved for the Non-employee Directors Plan. The Company has granted options for 1,518,746 shares at purchase prices ranging from $5.09 to $29.50 per share. The options are exercisable six months from the date of grant.
       The following is a schedule by years of the activity of the Non-employee Directors Plan:

                                                          Exercise Price
                                                Shares    (Range) per Share
___________________________________________________________________________
Outstanding at July 30, 1993
  (607,488 shares exercisable)                  607,488     $ 5.09 - $29.50
    Granted                                     278,432               25.38
    Exercised                                        --                  --
___________________________________________________________________________
Outstanding at July 29, 1994
  (885,920 shares exercisable)                  885,920       5.09 -  29.50
    Granted                                     177,210               25.00
    Exercised                                        --                  --
___________________________________________________________________________
Outstanding at July 28, 1995
  (1,063,130 shares exercisable)              1,063,130       5.09 -  29.50
    Granted                                          --                  --
    Exercised                                    50,624       5.09 -   7.48
___________________________________________________________________________
Outstanding at August 2, 1996
  (1,012,506 shares exercisable)              1,012,506     $ 5.09 - $29.50
===========================================================================

       The Company recognizes a tax deduction upon exercise of non-qualified stock options in an amount equal to the difference between the option price and the fair market value of the common stock. These tax benefits are credited to Additional Paid-In Capital.

7.  INCOME TAXES
       The Company adopted SFAS No. 109, "Accounting for Income Taxes", effective July 31, 1993. This Statement supersedes Accounting Principles Board Opinion No. 11, "Accounting for Income Taxes", which was the Company's prior method of accounting for income taxes. The cumulative effect of adopting SFAS No. 109 in the Company's financial statements decreased income taxes by $988 ($.02 per share) for fiscal 1994. The adjustment primarily represents the impact of adjusting deferred taxes to new rates as opposed to the higher tax rates in effect when the deferred taxes originated. The adoption of SFAS No. 109 had no impact on the Company's effective tax rate.
       Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

      Significant components of the Company's net deferred tax liability consisted of the following at:
                                                   August 2,   July 28,
                                                     1996        1995
_______________________________________________________________________
Deferred tax assets:
    Financial accruals without
     economic performance                          $ 6,304    $ 4,998
    Other                                            2,364      2,114
_______________________________________________________________________
    Deferred tax assets                              8,668      7,112
_______________________________________________________________________

Deferred tax liabilities:
    Excess tax depreciation over book               10,756     11,169
    Other                                              983        992
_______________________________________________________________________
    Deferred tax liabilities                        11,739     12,161
Net deferred tax liability                         $ 3,071    $ 5,049
=======================================================================

     The Company provided no valuation allowance against deferred tax assets recorded as of August 2, 1996 and July 28, 1995, as the "more-likely-than-not" valuation method determined all deferred assets to be fully realizable in future taxable periods.
       The components of the provision for income taxes for each of the three fiscal years were as follows:

                                     1996         1995         1994
_______________________________________________________________________
Current:
   Federal                         $34,965      $31,284      $29,253
   State                             5,878        7,588        5,142
Deferred                            (1,978)         418         (786)
_______________________________________________________________________
Total income tax provision         $38,865      $39,290      $33,609
=======================================================================

    A reconciliation of the provision for income taxes as reported and the amount computed by multiplying the income before the provision for income taxes by the U.S. federal statutory rate of 35% was as follows:

                                     1996         1995         1994
______________________________________________________________________
Provision computed at federal
 statutory income tax rate         $35,833      $36,867      $31,699
State and local income taxes,
 net of federal benefit              4,126        4,199        3,255
Employer tax credits for FICA taxes
 paid on tip income                 (1,328)      (1,194)        (571)
Jobs credit                            (33)        (787)        (487)
Other-net                              266          205         (287)
______________________________________________________________________
Total income tax provision         $38,865      $39,290      $33,609
======================================================================

 8.  SEGMENT INFORMATION
       The Company operates stores which provide a combination of restaurant and retail services to the motoring public. This combination of services is considered to be one industry segment.

 9.  LEASES
       The Company operates seventeen stores from leased facilities and also leases certain land and advertising billboards. These leases have been classified as either capital or operating leases in accordance with the criteria contained in SFAS No. 13, "Accounting for Leases". The interest rates for capital leases vary from 10% to 17%. Amortization of capital leases is included with depreciation expense. A majority of the Company's lease agreements provide for renewal options and some of these options contain escalation clauses. Certain store leases provide for contingent lease payments based upon sales volume in excess of specified minimum levels.
     The following is a schedule by years of future minimum lease payments under capital leases together with the present value of the minimum lease payments as of August 2, 1996:

Fiscal year
_________________________________________________________________________
1997                                                              $  360
1998                                                                 368
1999                                                                 371
2000                                                                 371
2001                                                                 321
Later years                                                          907
_________________________________________________________________________
Total minimum lease payments                                       2,698
Less amount representing interest                                  1,100
_________________________________________________________________________
Present value of minimum lease payments                            1,598
Less current portion                                                 130
_________________________________________________________________________
Long-term portion of capital lease obligations                    $1,468
=========================================================================

     The following is a schedule by years of the future minimum rental payments required under noncancelable operating leases as of August 2, 1996:

Fiscal year
_________________________________________________________________________
1997                                                             $ 8,603
1998                                                               5,768
1999                                                               3,485
2000                                                               1,003
2001                                                                 911
Later years                                                        6,470
_________________________________________________________________________
Total                                                            $26,240
=========================================================================
Rent expense under operating leases for each of the three fiscal years was:

                                      Minimum       Contingent     Total
__________________________________________________________________________
1996                                  $12,134          $764       $12,898
1995                                    9,717           685        10,402
1994                                    7,800           634         8,434

10.  EMPLOYEE SAVINGS PLAN
       The Company has an employee savings plan, which provides for retirement benefits for eligible employees. The plan is funded by elective employee contributions up to 16% of their compensation and the Company matches 25% of employee contributions for each participant up to 6% of the employee's compensation. The Company contributed $864, $714 and $540 in fiscal 1996, 1995 and 1994, respectively.

11. QUARTERLY FINANCIAL DATA (UNAUDITED)
        Quarterly financial data for fiscal 1996 and 1995 are summarized as follows:

                              1st          2nd          3rd          4th
                            Quarter      Quarter      Quarter      Quarter
__________________________________________________________________________
1996
Net sales                  $221,011     $219,484     $220,579     $282,213
Gross profit on
 sales                      147,404      138,855      146,566      185,557
Income before income
 taxes*                      27,086       20,217       26,212       28,865
Net income*                  16,794       12,535       16,251       17,935
Net earnings per share*         .28          .21          .27          .29
__________________________________________________________________________
1995
Net sales                  $184,948     $188,623     $188,306     $221,216
Gross profit on
 sales                      123,558      120,474      127,475      146,777
Income before income
 taxes                       24,800       19,591       23,939       37,003
Net income                   15,599       12,323       15,057       23,064
Net earnings per share          .26          .20          .25          .38
__________________________________________________________________________
*Fiscal 1996 includes $14,199 in pre-tax costs ($8,806 after tax or $.15 per share) related to a one-time charge for store closings and other write-offs. (See Note 1).

                       INDEPENDENT AUDITORS' REPORT



To the Stockholders of
Cracker Barrel Old Country Store, Inc.:

We have audited the accompanying balance sheet of Cracker Barrel Old Country Store, Inc. (the "Company") as of August 2, 1996 and July 28, 1995, and the related statements of income, changes in stockholders' equity, and cash flows for each of the three fiscal years in the period ended August 2, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company at August 2, 1996 and July 28, 1995, and the results of its operations and its cash flows for each of the three fiscal years in the period ended August 2, 1996 in conformity with generally accepted accounting principles.



Deloitte & Touche LLP
Nashville, Tennessee

September 11, 1996