Form 10-K, Exhibit 13
period 1997-08-01
CRACKER BARREL OLD COUNTRY STORE INC
filed 1997-10-27
CIK 25373

SELECTED FINANCIAL DATA


                                        For each of the fiscal years ended
                                       (In thousands except per share data)

                            August 1,  August 2,  July 28,   July 29,  July 30,
                              1997       1996       1995       1994      1993
________________________________________________________________________________
OPERATING RESULTS
 Net sales                 $1,123,851  $943,287   $783,093   $640,899  $517,616
 Cost of goods sold           387,703   324,905    264,809    215,071   171,709
 Expenses:
   Store operations:
     Labor & other
     related expenses         378,117   314,157    256,253    207,227   167,909
     Other store
     operating expenses       162,675   138,701    114,564     92,694    74,673
     Store closing costs*          --    14,199         --         --        --
   General and
    administrative             57,798    50,627     44,746     36,807    30,096
     Total expenses           598,590   517,684    415,563    336,728   272,678
 Operating income             137,558   100,698    102,721     89,100    73,229
 Interest expense               2,089       369        723      2,136     2,885
 Interest income                1,988     2,051      3,335      3,604     2,600
 Income before income
  taxes and change in
  accounting principle        137,457   102,380    105,333     90,568    72,944
 Provision for income
  taxes                        50,859    38,865     39,290     33,609    27,292
 Income before change in
  accounting principle         86,598    63,515     66,043     56,959    45,652
 Cumulative effect of
  change in accounting
  principle**                      --        --         --        988        --
 Net income                $   86,598  $ 63,515   $ 66,043   $ 57,947   $45,652

SHARE DATA
 Earnings before change
  in accounting principle
  per share                     $1.41     $1.04      $1.09       $.94      $.78
 Cumulative effect of
  change in accounting
  principle per share**            --        --         --        .02        --
 Net earnings per share          1.41      1.04       1.09        .96       .78
 Dividends per share            $ .02     $ .02      $ .02       $.02      $.02
 Weighted average
  shares outstanding           61,446    60,813     60,557     60,607    58,789

FINANCIAL POSITION
 Working capital           $   60,654  $ 23,289   $ 43,600   $ 60,721  $ 76,115
 Total assets                 828,705   676,379    604,515    530,064   469,073
 Property and equipment
  -net                        678,167   568,573    479,518    385,960   305,596
 Long-term debt                62,000    15,500     19,500     23,500    36,576
 Capital lease
  obligations                   1,302     1,468      1,598      1,709     1,802
 Stockholders' equity         660,432   566,221    496,083    429,846   366,785
===============================================================================


*Represents one-time charge to close certain stores and other write-offs. (See Note 1 to the Company's Consolidated Financial Statements.)

**The Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes", effective July 31, 1993.


                      MARKET PRICE AND DIVIDEND INFORMATION

      The following table indicates the high and low sales prices of the Company's common stock, as reported by The Nasdaq Stock Market (National Market) and dividends paid.

                            Fiscal Year 1997         Fiscal Year 1996
                           ____________________     ____________________
                           Prices     Dividends     Prices      Dividends
                        _____________            _____________
Quarter                 High      Low   Paid     High      Low     Paid
_________________________________________________________________________
First                  $25.63   $19.63  $.005   $21.50   $17.38    $.005
Second                  28.38    19.88   .005    19.25    15.75     .005
Third                   29.25    24.88   .005    24.88    17.88     .005
Fourth                  29.88    23.75   .005    27.38    19.38     .005
=========================================================================

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS
     The following table highlights operating results over the past three fiscal years:

                                                       Period to Period
                           Relationship to Net Sales   Increase(Decrease)
                           _________________________   _________________
                             1997     1996     1995  1997 vs 1996  1996 vs 1995
______________________________________________________________________________
Net Sales
  Restaurant                  76.8%    77.8%    77.9%      18%           20%
  Retail                      23.2     22.2     22.1       25            21
_____________________________________________________
                             100.0%   100.0%   100.0%      19            20

Cost of goods sold            34.5     34.4     33.8       19            23
Expenses:
  Store operations:
    Labor & other
     related expenses         33.7     33.3     32.7       20            23
    Other store
     operating expenses       14.5     14.7     14.6       17            21
  Store closing costs*          --      1.5       --       --            --
  General & administrative     5.1      5.4      5.7       14            13
Operating income              12.2     10.7     13.1       37            (2)
Interest expense                .2       .1       .1      466           (49)
Interest income                 .2       .2       .4       (3)          (39)
Income before income taxes    12.2     10.8     13.5       34            (3)
Provision for income taxes     4.5      4.1      5.0       31            (1)
Net income                     7.7      6.7      8.4       36            (4)
===========================================================================

*Represents one-time charge to close certain stores and other write-offs.
 (See Note 1 to the Company's Consolidated Financial Statements.)


                            SAME STORE SALES ANALYSIS


                                                  Period to Period Increase
                                                  _________________________
                                                 1997 vs 1996   1996 vs 1995
                                                 (214 Stores)   (181 Stores)
___________________________________________________________________________
Restaurant                                              3%             2%
Retail                                                  8              2
Restaurant & retail                                     4              2
===========================================================================


      Same store restaurant sales (which compare sales of stores open throughout the fiscal years under comparison) increased 3% in fiscal 1997 versus the comparable 52 weeks of fiscal 1996. Same store restaurant sales increased 2% for the comparable 52 weeks of fiscal 1996 versus fiscal 1995. The increase in same store restaurant sales growth from fiscal 1996 to fiscal 1997 was primarily due to normal winter weather conditions in fiscal 1997 compared to the extreme winter weather experienced in fiscal 1996.
      Same store retail sales increased 8% in fiscal 1997 versus the comparable 52 weeks of fiscal 1996 while same store retail sales increased 2% for the comparable 52-week period in fiscal 1996 versus fiscal 1995. The increase in same store retail sales growth from fiscal 1996 to fiscal 1997 was primarily due to the introduction of three browsing books during the Christmas, spring and summer seasons in fiscal 1997 as compared to only a summer browsing book in fiscal 1996 and the normal winter weather conditions in fiscal 1997 compared to the extreme winter weather experienced in fiscal 1996.

      In  fiscal 1997 total sales (restaurant and retail) in the 214 same stores averaged $4.06 million. Restaurant sales were 77.0% of total sales in the same 214 stores in fiscal 1997 and 77.8% in fiscal 1996.
      Total  net  sales, which increased 19% and 20% in fiscal  1997  and
1996, respectively, benefited from comparable store sales growth and the opening of 50, 43 and 36 new stores in fiscal 1997, 1996 and 1995, respectively. The total net sales increase in fiscal 1996 also benefited from an extra week, while the total net sales increase in fiscal 1997 was
negatively affected by  the extra week  in  fiscal  1996.   (See  Note 1 to the
Company's  Consolidated Financial Statements.)
     Cost of goods sold as a percentage of net sales increased in fiscal
1997 to 34.5% from 34.4% in 1996. This increase was primarily due to an increasing mix of retail sales which have a higher cost than restaurant sales. Food cost as a percentage of net sales in fiscal 1997 was unchanged from fiscal 1996 primarily due to menu increases of approximately .6% and 2.3% taken in October 1996 and May 1997, respectively, and operational efficiencies as a result of the normal winter weather conditions in fiscal 1997 as compared to the extreme conditions in fiscal 1996, which together were offset by increases in coffee, dairy and hog complex prices. Cost of goods sold as a percentage of net sales increased in fiscal 1996 to 34.4% from 33.8% in 1995. This increase was primarily due to a new menu, implemented in May 1995, that raised ideal food cost as the result of a change in menu mix. Additionally, the increase in cost of goods sold was due to operating inefficiencies in the restaurants as a result of extreme winter weather conditions as compared to fiscal 1995 and substantial increases in hog complex prices in the Company's fourth fiscal quarter of 1996.
     Labor and other related expenses include all direct and indirect labor and related costs incurred in store operations. Labor expenses as a percentage of net sales were 33.7%, 33.3% and 32.7% in fiscal 1997, 1996 and 1995, respectively. The year to year increase in fiscal 1997 versus fiscal
1996 was primarily due to the introduction of a new store-level bonus program at the beginning of fiscal 1997 and store-level, hourly-employee wage
inflation  of approximately  2.7%.   These increases were partially  offset  by
the enhanced productivity achieved through operational changes implemented in the fourth quarter of fiscal 1996 and throughout fiscal 1997. The year to year increase in fiscal 1996 versus fiscal 1995 was primarily due to continuing labor cost pressures as the costs to hire and retain employees continued to increase, unemployment rates remained low and competition remained high in the industry.
      Other store operating expenses include all unit-level operating costs, the major components of which are operating supplies, repairs and maintenance, advertising expenses, utilities, depreciation and amortization. Other store operating expenses as a percentage of net sales were 14.5%, 14.7% and 14.6% in fiscal 1997, 1996 and 1995, respectively. The year to year decrease in fiscal 1997 versus fiscal 1996 was primarily due to a decrease in operating supplies expense resulting from the return to paper napkins from linen napkins in the stores during the fourth quarter of fiscal 1996. The year to year increase in fiscal 1996 versus fiscal 1995 was attributable to higher depreciation related to opening 43 and 36 new stores in fiscal 1996 and 1995, respectively. The store closing costs in fiscal 1996 were due to the one-time charge for store closings and other write-offs in the fourth quarter of fiscal 1996. (See Note 1 to the Company's Consolidated Financial Statements.)
     General and administrative expenses as a percentage of net sales were
5.1%, 5.4% and 5.7% in fiscal 1997, 1996 and 1995, respectively. The reductions from year to year were accomplished largely through improved
volume.   The largest areas  of increased spending in absolute dollars in fiscal
1997 were in manager trainee costs to support the continued growth of the business and in corporate bonuses as a result of the improvement in pretax income in fiscal 1997 versus fiscal 1996.

      Interest expense increased to $2.1 million in fiscal 1997 from $.4 million in fiscal 1996. The increase was primarily due to the Company's drawing on a $50.0 million term loan on December 2, 1996. Interest expense decreased to $.4 million in fiscal 1996 from $.7 million in fiscal 1995 primarily due to the scheduled principal payments on the 9.53% Senior Notes.
      Interest income decreased in fiscal 1997 to $2.0 million from $2.1 million in fiscal 1996 and $3.3 million in fiscal 1995. The primary reason for the decrease in interest income was lower average funds available for investment.
      Provision  for income taxes as a percent of pretax income  was  37.0%
for fiscal  1997,  38.0%  for fiscal 1996 and 37.3% for fiscal  1995.   The
primary reasons for the decrease in the tax rate in fiscal 1997 were decreases in the effective state tax rates and the institution of the Work Opportunity Tax Credit by the federal government to replace the expired Targeted Jobs Tax Credit. The primary reason for the increase in the tax rate in fiscal 1996 was the expiration of the Targeted Jobs Tax Credit program and increases in state rates.

IMPACT OF RECENT ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED
      The  Company will adopt SFAS No. 128, "Earnings per Share", in the second quarter of fiscal 1998. The Company is still evaluating the effect of adopting SFAS No. 128, but does not expect the adoption to have a material
effect on the Company's   consolidated  financial  statements.   SFAS  No. 130,
"Reporting Comprehensive Income", and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", become effective for the Company in the first quarter of fiscal 1999. The Company is still evaluating the effects of adopting SFAS No. 130 and SFAS No. 131, but does not expect the adoption of either pronouncement to have a material effect on the
Company's consolidated financial  statements.   (See  Note  1 to the Company's
Consolidated Financial Statements.)

LIQUIDITY AND CAPITAL RESOURCES
      The  Company's cash generated from operating activities was $124.2
million in  fiscal  1997.   Most  of this cash was provided by net  income
adjusted by depreciation and amortization. Increases in accrued employee compensation and deferred income taxes were partially offset by increases in inventories and prepaid expenses and decreases in accounts payable.
      Capital expenditures were $148.6 million in fiscal 1997. Land purchases and cost of new stores accounted for substantially all of these expenditures.
      The Company's internally generated cash and short-term and long-term investments were sufficient to finance all of its growth in fiscal 1997, but not to meet its seasonal cash needs. As planned, the Company established a $50.0 million term loan in the second quarter of fiscal 1997 to meet its seasonal cash needs in fiscal 1997 and its planned needs in fiscal 1998.
     The Company estimates that its capital expenditures for fiscal 1998 will be approximately $190 million, substantially all of which will be land purchases and construction of new stores. On December 2, 1996 the Company received the proceeds from a $50.0 million 5-year term loan bearing interest at a three-month LIBOR-based rate ("London Interbank Offered Rate").
Concurrently, the Company entered into a swap agreement with a bank to fix the interest rate at 6.36% for the life of the term loan. This $50.0 million term loan is part of a $125.0 million bank credit facility that also includes a $75.0 million revolver. Management believes that cash and short-term investments at August 1, 1997, along with cash generated from the Company's operating activities and its available $75.0 million revolver, will be sufficient to finance its continued expansion plans through fiscal 1999.


                           CONSOLIDATED BALANCE SHEET

                                      (In thousands except share data)
                                           August 1,      August 2,
ASSETS                                       1997           1996
____________________________________________________________________
Current Assets:
Cash and cash equivalents                  $ 64,933       $ 28,971
Short-term investments                        1,666          4,735
Receivables                                   4,836          2,803
Inventories                                  73,269         61,470
Prepaid expenses                              4,707          1,485
Deferred income taxes                            --          6,972
____________________________________________________________________
Total current assets                        149,411        106,436
____________________________________________________________________
Property and Equipment:
Land                                        192,258        165,376
Buildings and improvements                  423,260        346,479
Buildings under capital leases                3,289          3,289
Restaurant and other equipment              176,959        151,018
Leasehold improvements                       12,646         12,343
Construction in progress                     22,985         13,738
____________________________________________________________________
Total                                       831,397        692,243
Less:  Accumulated depreciation and
       amortization of capital leases       153,230        123,670
____________________________________________________________________
Property and equipment-net                  678,167        568,573
____________________________________________________________________
Long-term Investments                            --            565
____________________________________________________________________
Other Assets                                  1,127            805
____________________________________________________________________
Total                                      $828,705       $676,379
====================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
____________________________________________________________________
Current Liabilities:
Accounts payable                           $ 27,422       $ 30,565
Current maturities of
  long-term debt                              3,500          4,000
Current portion of capital lease
  obligations                                   166            130
Taxes withheld and accrued                   13,969         12,475
Income taxes payable                          2,429          4,123
Deferred income taxes                         2,362             --
Accrued employee compensation                22,374         15,647
Accrued employee benefits                     9,961          9,692
Other accrued expenses                        6,574          6,515
____________________________________________________________________
Total current liabilities                    88,757         83,147
____________________________________________________________________
Long-term Debt                               62,000         15,500
____________________________________________________________________
Capital Lease Obligations                     1,302          1,468
____________________________________________________________________
Deferred Income Taxes                        16,214         10,043
____________________________________________________________________

Commitments and Contingencies (Note 9)

Stockholders' Equity:
Common stock - 150,000,000 shares of $.50
  par value authorized;  shares issued and
  outstanding: 1997, 61,065,306; 1996,
  60,594,353                                 30,533         30,297
Additional paid-in capital                  211,850        202,951
Retained earnings                           418,049        332,973
____________________________________________________________________
Total stockholders' equity                  660,432        566,221
____________________________________________________________________
Total                                      $828,705       $676,379
====================================================================

         See notes to consolidated financial statements.

                        CONSOLIDATED STATEMENT OF INCOME

                                    (In thousands except per share data)
                                            Fiscal years ended
                                August 1,        August 2,        July 28,
                                   1997             1996            1995
___________________________________________________________________________
Net sales                      $1,123,851         $943,287       $783,093
Cost of goods sold                387,703          324,905        264,809
___________________________________________________________________________
Gross profit on sales             736,148          618,382        518,284
___________________________________________________________________________
Expenses:
  Store operations:
    Labor & other related
     expenses                     378,117          314,157        256,253
    Other store operating
     expenses                     162,675          138,701        114,564
    Store closing costs                --           14,199             --
  General and administrative       57,798           50,627         44,746
___________________________________________________________________________
  Total expenses                  598,590          517,684        415,563
___________________________________________________________________________
Operating income                  137,558          100,698        102,721
Interest expense                    2,089              369            723
Interest income                     1,988            2,051          3,335
___________________________________________________________________________
Income before income taxes        137,457          102,380        105,333
Provision for income taxes         50,859           38,865         39,290
___________________________________________________________________________
Net income                       $ 86,598         $ 63,515       $ 66,043
===========================================================================
Net earnings per share              $1.41            $1.04          $1.09
===========================================================================


                   See notes to consolidated financial statements.

          CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                    (In thousands except per share data)
                                          Additional               Total
                                Common     Paid-In    Retained Stockholders'
                                Stock      Capital    Earnings     Equity
___________________________________________________________________________
Balances at July 29, 1994       $29,950    $194,074   $205,822    $429,846
 Cash dividends - $.02 per
  share                              --          --     (1,199)     (1,199)
 Exercise of stock options           46         969         --       1,015
 Tax benefit realized upon
  exercise of stock options          --         378         --         378
 Net income                          --          --     66,043      66,043
___________________________________________________________________________
Balances at July 28, 1995        29,996     195,421    270,666     496,083
 Cash dividends - $.02 per
  share                              --          --     (1,208)     (1,208)
 Exercise of stock options          301       4,865         --       5,166
 Tax benefit realized upon
  exercise of stock options          --       2,665         --       2,665
 Net income                          --          --     63,515      63,515
___________________________________________________________________________
Balances at August 2, 1996       30,297     202,951    332,973     566,221
 Cash dividends - $.02 per
  share                              --          --     (1,522)     (1,522)
 Exercise of stock options          236       7,288         --       7,524
 Tax benefit realized upon
  exercise of stock options          --       1,611         --       1,611
 Net income                          --          --      6,598      86,598
___________________________________________________________________________

Balances at August 1, 1997      $30,533    $211,850   $418,049    $660,432
===========================================================================


               See notes to consolidated financial statements.

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                         (In thousands)
                                                     Fiscal years ended
                                              August 1,    August 2,  July 28,
                                                1997         1996       1995
___________________________________________________________________________
Cash flows from operating activities:
  Net income                                  $ 86,598     $ 63,515    $66,043
   Adjustments to reconcile net income to
    net cash provided by operating activities:
     Depreciation and amortization              35,735       31,433     26,488
     Loss (gain) on disposition of
       property and equipment                      135       14,689        (66)
   Changes in assets and liabilities:
     Receivables                                (2,033)         390       (199)
     Inventories                               (11,799)      (9,955)    (9,525)
     Prepaid expenses                           (3,222)        (573)       182
     Other assets                                 (436)        (212)       (60)
     Accounts payable                           (3,143)         814      3,985
     Taxes withheld and accrued                  1,494        1,651      3,416
     Income taxes payable                       (1,694)      (1,465)       548
     Accrued employee compensation               6,727        1,965        494
     Accrued employee benefits                     269        2,590       (780)
     Other accrued expenses                         59          806      1,428
     Deferred income taxes                      15,505       (1,978)       418
_______________________________________________________________________________
  Net cash provided by
    operating activities                        124,195     103,670     92,372
_______________________________________________________________________________
Cash flows from investing activities:
  Purchase of short-term investments               (603)     (4,011)    (7,169)
  Proceeds from maturities of
   short-term investments                         4,237      13,852     38,994
  Purchase of property and
    equipment                                  (148,649)   (137,633)  (121,052)
  Proceeds from sale of property and
    equipment                                     3,299       2,456      1,073
_______________________________________________________________________________
  Net cash used in investing
    activities                                 (141,716)   (125,336)   (88,154)
_______________________________________________________________________________
Cash flows from financing activities:
  Proceeds from issuance of
   long-term debt                                50,000          --         --
  Proceeds from exercise of
   stock options                                  7,524        5,166     1,015
  Tax benefit realized upon
   exercise of stock options                      1,611        2,665       378
  Principal payments under
   long-term debt and capital
   lease obligations                             (4,130)      (4,110)   (3,594)
  Dividends on common stock                      (1,522)      (1,208)   (1,199)
_______________________________________________________________________________
  Net cash provided by (used in)
   financing activities                           53,483        2,513   (3,400)
_______________________________________________________________________________
  Net increase (decrease) in cash
   and cash equivalents                           35,962      (19,153)     818
  Cash and cash equivalents,
   beginning of year                              28,971       48,124   47,306
______________________________________________________________________________
  Cash and cash equivalents,
   end of year                                  $ 64,933     $ 28,971  $48,124
===============================================================================
Supplemental disclosures of cash flow information:
  Cash paid during the year for:
    Interest                                    $  3,349     $  2,084   $ 2,513
    Income taxes                                  35,664       39,642    37,945



               See notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (In thousands except share and per share data)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
      Fiscal  year -  The Company's fiscal year ends on the Friday nearest
July 31st and each quarter consists of thirteen weeks. The Company's fiscal year ended August 2, 1996 consisted of 53 weeks and the fourth quarter of fiscal 1996 consisted of 14 weeks.
     Principles of consolidation - The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All significant intercompany transactions and balances have been eliminated.
      Cash and cash equivalents - The Company's policy is to consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents consist primarily of auction
preferred stocks   and   commercial  paper.   The  carrying  value  of  these
instruments approximates market value due to their very short maturities.
      Short-term investments - Short-term investments, primarily consisting of federal government agency securities and commercial paper which the Company intends to hold to maturity, are stated at amortized cost in accordance with Statement of Financial Accounting Standards (SFAS) No.
115,  "Accounting for Certain Investments in Debt and Equity Securities".
(See Note 3.)
      Inventories - Inventories are stated at the lower of cost or market.
Cost is determined by the first-in, first-out (FIFO) method.
      Property  and equipment - Property and equipment are stated at cost.
For financial reporting purposes depreciation and amortization on these assets are computed by use of the straight-line and double-declining balance methods over the estimated useful lives of the respective assets, as follows:

Years
______________________________________________________________________________
Buildings and improvements                                                20-45
Buildings under capital leases                                            20-25
Restaurant and other equipment                                             5-10
Leasehold improvements                                                     3-35
______________________________________________________________________________

      Accelerated  depreciation  methods  are  generally  used  for  income tax purposes.
      Interest is capitalized in accordance with SFAS No. 34, "Capitalization of Interest Costs". Capitalized interest was $2,093, $2,010 and $2,072 for fiscal years 1997, 1996 and 1995, respectively.
     Gain or loss is recognized upon disposal of property and equipment, and the asset and related accumulated depreciation and amortization amounts are removed from the accounts.
      Maintenance  and  repairs, including the replacement of minor  items, are charged to expense, and major additions to property and equipment are capitalized.
      Advertising  - The Company generally expenses the costs of  producing and communicating advertising the first time the advertising takes place. Net advertising expense was $25,178, $20,404 and $16,198 for the fiscal years 1997, 1996 and 1995, respectively.
      Income  taxes  - The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Targeted jobs tax credits and employer tax credits for FICA taxes paid on tip income are accounted for by
the flow-through  method.   Deferred income taxes reflect the  net  tax
effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. (See Note 7.)
      Earnings per share - The computation of earnings per share is based on the weighted average number of outstanding common shares and equivalents (stock options) adjusted for stock splits. The weighted average number of outstanding common shares and equivalents was 61,446,185, 60,813,172 and 60,556,977 for 1997, 1996 and 1995, respectively.
      Long-term investments - Long-term investments, primarily consisting of federal government agency securities and commercial paper which the Company intends to hold to maturity, are stated at amortized cost in accordance with SFAS No. 115. (See Note 3.)

      Stock-based compensation - SFAS No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require, companies to adopt the fair value method of accounting for stock-based employee compensation. The Company has chosen to continue to account for stock-based employee compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations.
     Start-up costs - Start-up costs of a new store are expensed in the month in which the store opens.
      Store  closing  costs  -  Upon the decision to close  a  store, estimated unrecoverable costs are charged to expenses. Such costs include buildings and improvements, leasehold improvements and restaurant and other equipment, net of salvage value, and a provision for the present value of future lease obligations, less estimated sub-rental income. The Company recognized $14,199 in pretax costs for the closings of the Appleton, WI, the Fond du Lac, WI and the Eagan, MN stores, the closings of the three Corner Market stores in the middle Tennessee area and replacing the Company's point-of-sale system in the fourth quarter of fiscal 1996. These costs represent a one-time charge of $8,806 net of taxes, or $.15 per share.
     Use of estimates - Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.
     Recent  accounting pronouncements not yet adopted - In February 1997,
SFAS No.  128,  "Earnings  per  Share",  was issued.   SFAS  No.  128  specifies
the computation, presentation and disclosure requirements for earnings per share. This statement is effective for both interim and annual periods ending after December 15, 1997, with restatement of all prior periods shown. Earlier application is not permitted. The effective date of SFAS
No. 128 for the Company is for the quarter and six-month period ending January 30, 1998. The Company estimates that SFAS No. 128 will have no material effect on the Company's consolidated financial statements upon adoption. In June 1997, SFAS No. 130, "Reporting Comprehensive Income", was issued. SFAS No. 130 specifies how to report and display comprehensive income and its components. This statement is effective for fiscal years beginning after December 15, 1997, with restatement of all prior periods shown. The Company will adopt SFAS No. 130 in the first quarter of fiscal 1999. The Company is currently evaluating the effect that SFAS No. 130 will have
on the Company's  consolidated financial statements  upon  adoption.   In June
1997, SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", was issued. SFAS No. 131 requires the disclosure of certain information about operating segments in the financial statements. This statement is effective for fiscal years beginning after December 15, 1997, with restatement of all prior periods shown if not impracticable to do so. The Company will adopt SFAS No. 131 in the first quarter of fiscal 1999. The Company is currently evaluating the effect that SFAS No. 131 will have on the Company's consolidated financial statements upon adoption. The Company does not expect the adoption of SFAS Nos. 128, 130 or 131 to have a material effect on the Company's consolidated financial statements.

2.  INVENTORIES
     Inventories were composed of the following at:

                                          August 1,           August 2,
                                            1997                1996
_______________________________________________________________________
Retail                                     $58,199             $50,474
Restaurant                                  11,214               9,472
Supplies                                     3,856               1,524
_______________________________________________________________________
Total                                      $73,269             $61,470
=======================================================================

3.  SHORT-TERM AND LONG-TERM INVESTMENTS

The amortized costs and fair values of held-to-maturity securities at August 1, 1997 were as follows:

                            Amortized  Unrealized  Unrealized    Fair
                              Cost        Gains      Losses      Value
______________________________________________________________________
U.S. Treasury and U.S.
 Government Agencies         $  501        --         --        $  501
Corporate debt
 securities                     603      $  5         --           608
Other securities                562       128         --           690
______________________________________________________________________
Short-term investments       $1,666      $133         --        $1,799
======================================================================

The amortized costs and fair values of held-to-maturity securities at August 2, 1996 were as follows:

                            Amortized  Unrealized  Unrealized    Fair
                              Cost        Gains      Losses      Value
______________________________________________________________________
U.S. Treasury and U.S.
 Government Agencies         $2,544        --        $ 9        $2,535
Corporate debt
 securities                     499        --          3           496
Other securities              2,257        $1         --         2,258
______________________________________________________________________
Short-term and long-term
 investments                 $5,300        $1        $12        $5,289
======================================================================

The following table shows the maturity distribution of the Company's investment securities at August 1, 1997:

                                               Amortized           Fair
Maturity (Fiscal Year)                            Cost            Value
_______________________________________________________________________
1998                                            $1,666           $1,799
_______________________________________________________________________
Short-term investments                          $1,666           $1,799
=======================================================================

4.  DEBT
     Long-term debt consisted of the following at:

                                                 August 1,      August 2,
                                                    1997           1996
___________________________________________________________________________
6.36% Term Loan payable on or before
 December 1, 2001                                 $50,000             --
9.53% Senior Notes Payable in annual
 installments of varying amounts from
 January 15, 1994 to January 15, 2002,
 with a final installment of $2,000
 due January 15, 2003                              15,500        $19,500
Less current maturities                             3,500          4,000
___________________________________________________________________________
Long-term debt                                    $62,000        $15,500
===========================================================================

      The  financial covenants related to the 6.36% Term Loan require  that the Company maintain an interest coverage ratio of 3.0 to 1.0 and a lease adjusted funded debt to total capitalization ratio not to exceed 0.4 to 1.0.
      The  note agreements relating to the 9.53% Senior Notes placed in
January, 1991 in the original amount of $30,000 include, among other provisions, requirements that the Company maintain minimum tangible net worth of $70,000. The agreements also contain certain other restrictions related to
the payment of cash  dividends  and  the  purchase of treasury stock.   Retained
earnings not restricted under the provisions of the agreements were approximately $382,175 at August 1, 1997.

      Based on discounted cash flows of future payment streams, assuming rates equivalent to the Company's incremental borrowing rate on similar liabilities, the fair value of the 6.36% Term Loan and the 9.53% Senior Notes approximates carrying value as of August 1, 1997.
     The Company has a revolving credit facility with a maximum principal amount of $75,000. No amounts were outstanding under the revolving credit facility at August 1, 1997.
      At August 1, 1997 and August 2, 1996, the Company was in compliance with all covenants.
     The aggregate maturities of long-term debt subsequent to August 1, 1997 are as follows:

Fiscal year
___________________________________________________________________________
1998                                                                $ 3,500
1999                                                                  2,500
2000                                                                  2,500
2001                                                                  3,000
2002                                                                 52,000
Later years                                                           2,000
___________________________________________________________________________
Total                                                               $65,500
===========================================================================

5.  COMMON STOCK
       The Board of Directors granted certain executive officers hired in fiscal 1996 a total of 37,000 restricted shares which vest over five years. The Company's compensation expense for these restricted shares was $150 and $144 in fiscal 1997 and 1996, respectively. The weighted average fair value of the restricted shares granted during fiscal 1996 was $20.27 per share.

6.  STOCK OPTION PLANS

      During fiscal 1997, the Company amended and restated the 1987 Option
Plan and retitled it as the Amended and Restated Stock Option Plan ("the New Plan"), to allow flexibility to extend the duration of certain options under the New Plan, to modify the option terms of certain retired, terminated, disabled or deceased optionees, to make only non-qualified options available
for grant under the   New  Plan  and  to  allow  for  the  possibility  of
transferability and assignability  of  options  under  the New Plan.   With  the
exception of the aforementioned items, the New Plan is substantially the same as the 1987 Plan.
      The New Plan, like the 1987 Plan and the 1982 Plan, is administered
by the Stock  Option  Committee  (the  "Committee").   Members  of  the
Committee are appointed by the Board and consist of members of the Board. The Committee is authorized to determine, at time periods within its discretion and subject to the direction of the Board, which key employees shall be granted options, the number of shares covered by the options granted to each, and within applicable limits, the terms and provisions relating to the exercise of such options.
      The Committee is currently authorized to grant options to purchase an aggregate of 14,025,702 shares of the Company's common stock under all employee stock option plans. The option price per share under the New Plan must be at least 100% of the fair market value of a share of the Company's common stock based on the closing price on the day next preceding the day the option is granted. Options are generally exercisable each year on a cumulative basis at a rate of 33% of the total number of shares covered by the option beginning one year from the date of grant, expire ten years from the date of grant and
are non-transferrable.   At  August  1, 1997, there were 3,382,389  shares  of
unissued common stock reserved for issuance under the New Plan.

      In  fiscal 1989, the Board of Directors adopted the 1989 Non-employee
Plan ("Directors Plan") for non-employee directors. The stock options were granted with an exercise price equal to the fair market value of the Company's common stock as of the date of grant and expire one year from the retirement of the director from the board. An aggregate of 1,518,750 shares of the Company's common stock is authorized to be issued under this plan. Due to the overall plan limit, no shares have been granted under this plan since fiscal 1994.

     Stock Options: A summary of the status of the Company's stock option plans for fiscal 1997, 1996 and 1995, and changes during those years is presented below:

(Shares in thousands)        1997               1996                1995
___________________________________________________________________________
                              Weighted-          Weighted-       Weighted-
                               Average            Average         Average
Fixed Options          Shares   Price     Shares   Price   Shares  Price
____________________________________________________________________________
Outstanding,
 beginning of year     5,342   $21.34     4,831   $20.63    4,041   $19.48
Granted                1,297    22.80     1,449    19.35    1,133    25.21
Exercised               (464)   16.14      (602)    8.49      (91)   11.43
Forfeited or canceled   (528)   23.51      (336)   25.61     (252)   25.98
                       _____              _____             _____
Outstanding,
 end of year           5,647    21.90     5,342    21.34    4,831    20.63
                       =====              =====             =====
Options exercisable
 at year-end           3,751    22.13     3,749    21.81    4,067    19.75
Weighted-average fair
 value per share of
 options granted
 during the year               $13.52             $11.18

      The following table summarizes information about fixed stock options outstanding at August 1, 1997:

(Shares in thousands)    Options Outstanding        Options Exercisable
_________________________________________________________________________
                      Weighted-Average   Weighted-             Weighted-
  Range of    Number     Remaining       Average    Number      Average
  Exercise  Outstanding Contractual     Exercise  Exercisable  Exercise
   Prices   at 8/1/97      Life           Price    at 8/1/97    Price
_________________________________________________________________________
$ 3.33-10.00    374        2.54           $ 6.20      374      $ 6.20
 10.01-20.00  1,488        6.92            18.19      848       17.53
 20.01-29.50  3,785        7.18            24.91    2,529       26.03
              _____                                 _____
$ 3.33-29.50  5,647        6.81            21.90    3,751       22.13
              =====                                 =====

Had the fair value of options granted under these plans beginning in fiscal
1996 been recognized as compensation expense on a straight-line basis over the vesting period of the grant, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

                                             1997      1996
_____________________________________________________________
Net income:
    As reported                            $86,598   $63,515
    Pro forma                               76,767    61,001
Net earnings per share:
    As reported                               1.41      1.04
    Pro forma                                 1.25      1.00

      The pro forma effect on net income for 1997 and 1996 is not representative of the pro forma effect on net income in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1995.
     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in fiscal 1997 and 1996: dividend yield of
 .1% for all years; expected volatility of 35 and 36 percent, respectively; risk-free interest rate ranges of 6.3% to 6.7% and 5.3% to 6.3%, respectively; and expected lives of six years.
     The Company recognizes a tax deduction upon exercise of non-qualified stock options in an amount equal to the difference between the option price and the fair market value of the common stock. These tax benefits are credited to Additional Paid-In Capital.

7.  INCOME TAXES
      Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.
       Significant components of the Company's net deferred tax liability consisted of the following at:

                                                     August 1,    August 2,
                                                       1997         1996
___________________________________________________________________________
Deferred tax assets:
    Financial accruals without
     economic performance                             $ 6,328      $ 6,304
    Other                                               2,727        2,364
___________________________________________________________________________
    Deferred tax assets                                 9,055        8,668
___________________________________________________________________________


Deferred tax liabilities:
    Excess tax depreciation over book                  17,068       10,756
    Other                                              10,563          983
___________________________________________________________________________

    Deferred tax liabilities                           27,631       11,739
___________________________________________________________________________

Net deferred tax liability                            $18,576      $ 3,071
===========================================================================


      The Company provided no valuation allowance against deferred tax assets recorded as of August 1, 1997 and August 2, 1996, as the "more-likely-than-not" valuation method determined all deferred assets to be fully realizable in future taxable periods.
       The components of the provision for income taxes for each of the three fiscal years were as follows:

                                          1997          1996         1995
___________________________________________________________________________
Current:
   Federal                               $30,398       $34,965      $31,284
   State                                   4,956         5,878        7,588
Deferred                                  15,505        (1,978)         418
___________________________________________________________________________
Total income tax provision               $50,859       $38,865      $39,290
===========================================================================

     A reconciliation of the provision for income taxes as reported and the amount computed by multiplying the income before the provision for income taxes by the U.S. federal statutory rate of 35% was as follows:

                                          1997          1996         1995
___________________________________________________________________________
Provision computed at federal
 statutory income tax rate               $48,110       $35,833      $36,867
State and local income taxes,
 net of federal benefit                    3,753         4,126        4,199
Jobs credit                                 (195)          (33)        (787)
Employer tax credits for FICA taxes
 paid on tip income                       (1,403)       (1,328)      (1,194)
Other-net                                    594           267          205
___________________________________________________________________________
Total income tax provision               $50,859       $38,865      $39,290
===========================================================================

 8.  SEGMENT INFORMATION
      The Company operates stores which provide a combination of restaurant and retail services to the motoring public. The Company considers this combination of services to be one industry segment.

9.   COMMITMENTS AND CONTINGENCIES
      The Company has been involved in various legal matters during fiscal 1997 which are being defended and handled in the ordinary course of business. While the ultimate results of such matters cannot be determined or predicted, management does not believe that they will have a material adverse effect on the Company's results of operations or financial position.
      The  Company  operates seventeen stores from leased  facilities  and
also leases  certain  land  and  advertising  billboards.   These  leases  have
been classified as either capital or operating leases in accordance with the criteria contained in SFAS No. 13, "Accounting for Leases". The interest rates for capital leases vary from 10% to 17%. Amortization of capital leases is included with depreciation expense. A majority of the Company's lease agreements provide for renewal options and some of these options contain escalation clauses. Certain store leases provide for contingent lease payments based upon sales volume in excess of specified minimum levels.
     The following is a schedule by years of future minimum lease payments under capital leases together with the present value of the minimum lease payments as of August 1, 1997:

Fiscal year
_________________________________________________________________________
1998                                                              $  368
1999                                                                 371
2000                                                                 371
2001                                                                 321
2002                                                                 214
Later years                                                          693
_________________________________________________________________________
Total minimum lease payments                                       2,338
Less amount representing interest                                    870
_________________________________________________________________________
Present value of minimum lease payments                            1,468
Less current portion                                                 166
_________________________________________________________________________
Long-term portion of capital lease obligations                    $1,302
=========================================================================

      The following is a schedule by years of the future minimum rental payments required under noncancelable operating leases as of August 1, 1997:

Fiscal year
_________________________________________________________________________
1998                                                             $12,890
1999                                                               7,489
2000                                                               2,988
2001                                                                 971
2002                                                               1,307
Later years                                                        5,184
_________________________________________________________________________
Total                                                            $30,829
=========================================================================

Rent expense under operating leases for each of the three fiscal years was:

                                      Minimum       Contingent     Total
_________________________________________________________________________
1997                                  $14,163          $787       $14,950
1996                                   12,134           764        12,898
1995                                    9,717           685        10,402

10.  EMPLOYEE SAVINGS PLAN
      The  Company  has an employee savings plan, which provides for retirement benefits  for  eligible  employees.  The plan is  funded  by elective employee contributions up to 16% of their compensation and the Company matches 25% of employee contributions for each participant up to 6% of
the employee's compensation.   The Company contributed $1,188, $864 and $714 for
fiscal 1997, 1996 and 1995, respectively.

11. QUARTERLY FINANCIAL DATA (UNAUDITED)
      Quarterly financial data for fiscal 1997 and 1996 are summarized as follows:


                              1st          2nd          3rd          4th
                            Quarter      Quarter      Quarter      Quarter
___________________________________________________________________________
1997
Net sales                  $258,902     $267,854     $275,062     $322,033
Gross profit on
 sales                      169,587      170,282      182,615      213,664
Income before income
 taxes                       30,403       25,459       32,672       48,923
Net income                   18,850       15,988       20,518       31,242
Net earnings per share          .31          .26          .33          .51
___________________________________________________________________________
1996
Net sales                  $221,011     $219,484     $220,579     $282,213
Gross profit on
 sales                      147,404      138,855      146,566      185,557
Income before income
 taxes*                      27,086       20,217       26,212       28,865
Net income*                  16,794       12,535       16,251       17,935
Net earnings per share*         .28          .21          .27          .29

*Fiscal  1996 included $14,199 in pre-tax costs ($8,806 after tax  or  $.15 per share) related to a one-time charge for store closings and other write-offs. (See Note 1).