Form 10-K/A, Exhibit 13
period 1997-08-01
CRACKER BARREL OLD COUNTRY STORE INC
filed 1998-10-14
CIK 25373

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

                          INDEPENDENT AUDITORS' REPORT


To the Stockholders of
Cracker Barrel Old Country Store, Inc.:

We have audited the accompanying consolidated balance sheet of Cracker Barrel Old Country Store, Inc. and subsidiaries (the "Company") as of August 1, 1997 and August 2, 1996, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three fiscal years in the period ended August 1, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the companies at August 1, 1997 and August 2, 1996, and the results of their operations and their cash flows for each of the three fiscal years in the period ended August 1, 1997 in conformity with generally accepted accounting principles.


Deloitte & Touche LLP
Nashville, Tennessee
September 10, 1997