Form 10-K405, Exhibit 13
period 1998-07-31
CRACKER BARREL OLD COUNTRY STORE INC
filed 1998-10-22
CIK 25373

Exhibit 13.
                     SELECTED FINANCIAL DATA

                            For each of the fiscal years ended
                           (In thousands except per share data)
                                 July 31,   August 1,  August 2,  July 28,   July 29,
                                  1998       1997       1996       1995       1994
OPERATING RESULTS
 Net sales                  $1,317,104  $1,123,851  $943,287   $783,093   $640,899
 Cost of goods sold            450,120     387,703   324,905    264,809    215,071
 Expenses:
  Store operations:
   Labor & other
    related expenses           441,121     378,117   314,157    256,253    207,227
   Other store
    operating expenses         197,098     162,675   138,701    114,564     92,694
   Store closing costs*             --          --    14,199         --         --
  General and
    administrative              63,856      57,798    50,627     44,746     36,807
    Total expenses             702,075     598,590   517,684    415,563    336,728
 Operating income              164,909     137,558   100,698    102,721     89,100
 Interest expense                3,026       2,089       369        723      2,136
 Interest income                 2,847       1,988     2,051      3,335      3,604
 Income before income
  taxes and change in
  accounting principle         164,730     137,457   102,380    105,333     90,568
 Provision for income
  taxes                         60,594      50,859    38,865     39,290     33,609
 Income before change in
  accounting principle         104,136      86,598    63,515     66,043     56,959
 Cumulative effect of
  change in accounting
  principle**                       --          --        --         --        988
 Net income                 $  104,136  $   86,598  $ 63,515   $ 66,043   $ 57,947

SHARE DATA***
 Earnings before change
  in accounting principle
  per share:
    Basic                   $     1.68  $     1.42  $   1.05   $   1.10   $    .95
    Diluted                       1.65        1.41      1.04       1.09        .94
 Cumulative effect of
  change in accounting
  principle per share**:
    Basic                           --          --        --         --        .02
    Diluted                         --          --        --         --        .02
 Net earnings per share:
    Basic                         1.68        1.42      1.05       1.10        .97
    Diluted                       1.65        1.41      1.04       1.09        .96
 Dividends per share        $      .02  $      .02  $    .02   $    .02   $    .02
 Weighted average
  shares outstanding:
    Basic                       61,832      60,824    60,352     59,986     59,749
    Diluted                     63,028      61,456    60,811     60,554     60,601

FINANCIAL POSITION
 Working capital            $   60,804  $   60,654  $ 23,289   $ 43,600   $ 60,721
 Total assets                  992,108     828,705   676,379    604,515    530,064
 Property and equipment
  -net                         812,321     678,167   568,573    479,518    385,960
 Long-term debt                 59,500      62,000    15,500     19,500     23,500
 Capital lease
  obligations                    1,102       1,302     1,468      1,598      1,709
 Shareholders' equity          803,374     660,432   566,221    496,083    429,846

*Represents one-time charge to close certain stores and other write-offs. (See Note 1 to the Company's Consolidated
Financial Statements.)

**The Company adopted Statement of Financial Accounting
Standards (SFAS) No. 109, "Accounting for Income Taxes ", effective July 31, 1993.

***Historical amounts have been restated to reflect the adoption of SFAS No. 128, "Earnings per Share" in fiscal 1998.

                  MARKET PRICE AND DIVIDEND INFORMATION

The following table indicates the high and low sales prices of the Company's common stock, as reported by The Nasdaq Stock Market
(National Market), and dividends paid.

                  Fiscal Year 1998         Fiscal Year 1997
                  Prices     Dividends     Prices      Dividends
Quarter        High    Low   Paid       High     Low   Paid
First         $33.13 $27.50  $.005     $25.63  $19.63  $.005
Second         35.63  29.19   .005      28.38   19.88   .005
Third          43.00  34.19   .005      29.25   24.88   .005
Fourth         36.38  26.00   .005      29.88   23.75   .005

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

 RESULTS OF OPERATIONS

The following table highlights operating results over the past three fiscal years:

                                                            Period to Period
                            Relationship to Net Sales       Increase(Decrease)
                          1998       1997      1996      1998 vs 1997   1997 vs 1996
Net Sales
  Restaurant              76.3%    76.8%    77.8%           16%           18%
  Retail                  23.7     23.2     22.2            20            25
                         -----    -----    ------
                         100.0%   100.0%   100.0%           17            19

Cost of goods sold        34.2     34.5     34.4            16            19
Expenses:
 Store operations:
  Labor & other
   related expenses       33.5     33.7     33.3            17            20
  Other store
   operating expenses     15.0     14.5     14.7            21            17
 Store closing costs*       --       --      1.5            --            --
 General & administrative  4.8      5.1      5.4            10            14
Operating income          12.5     12.2     10.7            20            37
Interest expense            .2       .2       .1            45           466
Interest income             .2       .2       .2            43            (3)
Income before
  income taxes            12.5     12.2     10.8            20            34
Provision for
 income taxes              4.6      4.5      4.1            19            31
Net income                 7.9      7.7      6.7            20            36
                         =====    =====     ====          =====          ====

*Represents one-time charge to close
certain stores and other write-offs.
 (See Note 1 to the Company's Consolidated Financial Statements.)

/TABLE

                     SAME STORE SALES ANALYSIS

                                    Period to Period Increase
                                1998 vs 1997     1997 vs 1996
                                (257 Stores)   (214 Stores)

Restaurant                            2%             3%
Retail                                2              8
Restaurant & retail                   2              4
                                    ====           ======




     Same store restaurant sales (which consist of sales of stores open throughout both of the fiscal years under comparison) increased 2% in fiscal 1998 versus the comparable 52 weeks of fiscal 1997. Same store restaurant sales increased 3% for the comparable 52 weeks of fiscal 1997 versus fiscal 1996. The increase in same store restaurant sales growth from fiscal 1997 to fiscal 1998 was primarily due to the approximately 2% menu increase instituted in May 1997 and the approximately 4% menu increase in May 1998, partially offset by decreases in customer traffic.

     Same store retail sales increased 2% in fiscal 1998 versus the comparable 52 weeks of fiscal 1997 while same store retail sales increased 8% for the comparable 52-week period in fiscal 1997 versus fiscal 1996. The increase in same store retail sales growth from fiscal 1997 to fiscal 1998 was primarily due to an improved assortment of retail items in the stores.

     In fiscal 1998 total sales (restaurant and retail) in the 257 same stores averaged $4.04 million. Restaurant sales were 76.7% of total sales in the same 257 stores in fiscal 1998 and 76.9% in fiscal 1997.

     Total net sales, which increased 17% and 19% in fiscal 1998 and 1997, respectively, benefited from comparable store sales growth and the opening of 50, 50 and 43 new stores in fiscal 1998, 1997 and 1996, respectively. The total net sales increase in fiscal 1997 was negatively affected by the extra week in fiscal 1996. (See Note 1 to the Company's Consolidated Financial Statements.)

     Cost of goods sold as a percentage of net sales decreased in fiscal 1998 to 34.2% from 34.5% in 1997. This decrease was primarily due to improved initial mark-ons for retail merchandise, partially offset by an increased mix of retail sales which have a higher cost of goods than restaurant sales. Food cost as a percentage of net restaurant sales in fiscal 1998 was unchanged from fiscal 1997 primarily due to increases in coffee, produce and dairy prices offset by the approximately 2% and 4% menu increases in May 1997 and May 1998, respectively. Cost of goods sold as a percentage of net sales increased in fiscal 1997 to 34.5% from 34.4% in fiscal 1996. This increase was primarily due to an increased mix of retail sales which have a higher cost of goods than restaurant sales. Food cost as a percentage of net restaurant sales in fiscal 1997 was unchanged from fiscal 1996 primarily due to menu increases of approximately .6% and 2.3% taken in October 1996 and July 1997, respectively, and the operational efficiencies resulting from the normal winter weather conditions in fiscal 1997 as compared to the extreme conditions in fiscal 1996, which together were offset by increases in coffee, dairy and hog complex prices.

     Labor and other related expenses include all direct and indirect labor and related costs incurred in store operations.
Labor expenses as a percentage of net sales were 33.5%, 33.7% and 33.3% in fiscal 1998, 1997 and 1996, respectively. The year to year decrease in fiscal 1998 versus fiscal 1997 was primarily due to lower bonus payouts under the store-level bonus program instituted in fiscal 1997 and enhanced operational productivity in the stores, partially offset by store-level hourly wage inflation of approximately 3%. The year to year increase in fiscal 1997 versus fiscal 1996 was primarily due to the introduction of a new store-level bonus program at the beginning of fiscal 1997 and store-level, hourly-employee wage inflation of approximately 3%. These increases were partially offset by the enhanced productivity achieved through operational changes implemented in the fourth quarter of fiscal 1996 and throughout fiscal 1997.

     Other store operating expenses include all unit-level operating costs, the major components of which are operating supplies, repairs and maintenance, advertising expenses, utilities, depreciation and amortization. Other store operating expenses as a percentage of net sales were 15.0%, 14.5% and 14.7% in fiscal 1998, 1997 and 1996, respectively. The year to year increase in fiscal 1998 versus fiscal 1997 was primarily due to the incremental advertising expense, resulting from increased general advertising and the rollout of the Cracker Barrel Old Country Store Neighborhood Program, and higher general liability insurance costs versus the prior year. The year to year decrease in fiscal 1997 versus fiscal 1996 was primarily due to a decrease in operating supplies expense resulting from the return to paper napkins from linen napkins in the stores during the fourth quarter of fiscal 1996.

     General and administrative expenses as a percentage of net sales were 4.8%, 5.1% and 5.4% in fiscal 1998, 1997 and 1996, respectively. The reductions from year to year were accomplished largely through improved volume. The largest areas of increased spending in absolute dollars in fiscal 1998 were in manager trainee costs to support the continued growth of the business.

     Interest expense increased in fiscal 1998 to $3.0 million from $2.1 million in fiscal 1997 and $.4 million in fiscal 1996. The increase was primarily due to the Company's drawing on a $50.0 million term loan on December 2, 1996.

     Interest income increased to $2.8 million in fiscal 1998 from $2.0 million in fiscal 1997. The primary reason for the increase in interest income was higher average funds available for investment. Interest income decreased in fiscal 1997 to $2.0 million from $2.1 million in fiscal 1996. The primary reason for the decrease in interest income was lower average funds available for investment.

     Provision for income taxes as a percent of pretax income was 36.8% for fiscal 1998, 37.0% for fiscal 1997 and 38.0% for fiscal 1996. The primary reasons for the decreases in the tax rates in fiscal 1998 and 1997 were decreases in the effective state tax rates.

Impact of Recent Accounting Pronouncements not yet Adopted

    SFAS No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," become effective for the Company in fiscal 1999. The Company is still evaluating the effects of adopting SFAS No. 130 and SFAS No. 131, but does not expect the adoption of either pronouncement to have a material effect on the Company's consolidated financial statements. The Company will adopt SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," in the first quarter of fiscal 2000. The Company is still evaluating the effect of adopting SFAS No. 133, but does not expect the adoption to have a material effect on the Company's consolidated financial statements. The American Institute of Certified Public Accountants' Statement of Position ("SOP") 98-1 , "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," and SOP 98-5, "Reporting of the Costs of Start-up Activities," become effective for the Company in the first quarter of fiscal 2000. The Company is currently evaluating the effects that SOP 98-1 and SOP 98-5 will have on the Company's consolidated financial statements upon adoption, but does not expect the adoption of either SOP to have a material effect on the Company's consolidated financial statements. (See Note 1 to the Company's Consolidated Financial Statements.)

Year 2000

Many software applications and computer operational programs written in the past were not designed to recognize calendar dates beginning in the Year 2000. The failure of such applications or systems to properly recognize the dates beginning in the Year 2000 could result in miscalculations or systems failures which potentially could have an adverse effect on the Company's operations.

The Company's Year 2000 preparations began in fiscal 1998. The preparations include identification and assessment of all software, hardware and equipment that could be affected by the Year 2000 issue and remedial action, where necessary, followed by further testing. Analysis to identify internal Year 2000 deficiencies is in process and an inventory of systems designated as critical has been developed. As our Year 2000 remediation efforts progress, the Company will first focus, wherever possible, on those systems
designated critical.   The Company has begun correction of
deficiencies found and anticipates completion of the Year 2000 analyses by January 31, 1999 with completion of our remediation efforts by July 31, 1999. The Company's estimated total cost of analysis and remediation of the Year 2000 issues is not anticipated to have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

As part of the Year 2000 readiness efforts, the Company will develop contingency plans to identify activities which will need to be performed in the event of systems failures. The contingency plans are expected to be completed by July 31, 1999.

The Company is also contacting critical suppliers of products and services to determine the extent to which the Company may be vulnerable to such suppliers' failures to resolve their own Year 2000 compliance issues. To assess the Company's continuity of supply of products and services, an inventory of significant vendors has been compiled. These vendors were sent questionnaires requesting information as to the status of their Year 2000 readiness and certification that their information systems are Year 2000 compliant. Where practicable, the Company will assess and attempt to mitigate its risks with respect to the failure of its significant vendors to be Year 2000 ready as part of its contingency planning. The effect, if any, on the Company's consolidated financial position, results of operations or cash flows from the failure of its significant vendors to be Year 2000 ready cannot be reasonably estimated.

Liquidity and Capital Resources

     The Company's cash generated from operating activities was $151 million in fiscal 1998. Most of this cash was provided by net income adjusted by depreciation and amortization. Increases in accounts payable, taxes withheld and accrued, deferred income taxes and accrued employee compensation and benefits were partially offset by increases in inventories and other assets and decreases in income taxes payable.

     Capital expenditures were $181 million in fiscal 1998. Land purchases and costs of new stores accounted for substantially all of these expenditures.

     The Company's internally generated cash and short-term investments were sufficient to finance all of its growth in fiscal 1998.

On September 9, 1998, the Company announced that the Board of Directors had authorized the repurchase of up to 3 million shares of the Company's common stock. This will allow the Company to repurchase approximately 5% of the 62.5 million shares outstanding. The purchases are to be made from time to time in the open market at prevailing market prices. One effect of the share repurchase will be to minimize dilution to existing shareholders as shares are issued under the Company's Stock Option Plan.

     The Company estimates that its capital expenditures for fiscal 1999 will be approximately $180 million, substantially all of which will be land purchases and construction of new stores. On December 2, 1996 the Company received the proceeds from a $50 million 5-year term loan bearing interest at a three-month LIBOR-based rate ("London Interbank Offered Rate"). Concurrently, the Company entered into a swap agreement with a bank to fix the interest rate at 6.36% for the life of the term loan. This $50 million term loan is part of a $125 million bank credit facility that also includes a $75 million revolver. Management believes that cash at July 31, 1998, along with cash generated from the Company's operating activities and its available $75 million revolver, will be sufficient to finance its stock buyback program and its continued expansion plans through fiscal 2000.



CONSOLIDATED BALANCE SHEET
                                      (In thousands except share data)
                                            July 31,      August 1,
                                              1998          1997
Assets
Current Assets:
Cash and cash equivalents                  $ 62,593       $ 64,933
Short-term investments                           --          1,666
Receivables                                   5,192          4,836
Inventories                                  91,609         73,269
Prepaid expenses                              5,432          4,707
                                            -------        --------
Total current assets                        164,826        149,411
                                            -------        -------
Property and Equipment:
Land                                        227,000        192,258
Buildings and improvements                  498,148        423,260
Buildings under capital leases                3,289          3,289
Restaurant and other equipment              223,905        176,959
Leasehold improvements                       19,686         12,646
Construction in progress                     22,332         22,985
                                           --------       --------
Total                                       994,360        831,397
Less:  Accumulated depreciation and
       amortization of capital leases       182,039        153,230
                                           --------       --------
Property and equipment-net                  812,321        678,167
                                           -------        --------
Other Assets                                 14,961          1,127
                                           --------       --------
Total                                      $992,108       $828,705
                                           ========      ==========
Liabilities and Shareholders' Equity
Current Liabilities:
Accounts payable                           $ 38,212       $ 27,422
Current maturities of
  long-term debt                              2,500          3,500
Current portion of capital lease
  obligations                                   200            166
Taxes withheld and accrued                   17,650         13,969
Income taxes payable                            649          2,429
Deferred income taxes                           879          2,362
Accrued employee compensation                24,192         22,374
Accrued employee benefits                    11,821          9,961
Other accrued expenses                        7,919          6,574
                                            -------         -------
Total current liabilities                   104,022         88,757
                                            -------         -------
Long-term Debt                               59,500         62,000
                                            -------         ------
Capital Lease Obligations                     1,102          1,302
                                            -------         ------
Non-compete Agreement                           400             --
                                            -------         ------
Deferred Income Taxes                        23,710         16,214
                                            -------         ------

Commitments and Contingencies (Note 10)

Shareholders' Equity:
Common stock -150,000,000 shares of $.50
  par value authorized;  shares issued and
  outstanding: 1998, 62,480,775; 1997
  61,065,306                                 31,240         30,533
Additional paid-in capital                  251,236        211,850
Retained earnings                           520,898        418,049
                                           --------        -------
Total shareholders' equity                  803,374        660,432
                                           --------        -------
Total                                      $992,108       $828,705
                                           ========        =======

         See notes to consolidated financial statements.



CONSOLIDATED STATEMENT OF INCOME
                                    (In thousands except per share data)
                                               Fiscal years ended
                                  July 31,         August 1,         August 2,
                                   1998              1997              1996
Net sales                       $1,317,104       $1,123,851          $943,287
Cost of goods sold                 450,120          387,703           324,905
                                 ---------       ----------          --------
Gross profit on sales              866,984          736,148           618,382
                                 ---------       ----------          --------
Expenses:
  Store operations:
    Labor & other related
     expenses                      441,121          378,117           314,157
    Other store operating
     expenses                      197,098          162,675           138,701
    Store closing costs                 --               --            14,199
  General and administrative        63,856           57,798            50,627
                                  --------          -------          --------
  Total expenses                   702,075          598,590           517,684
                                  --------          -------          --------
Operating income                   164,909          137,558           100,698
Interest expense                     3,026            2,089               369
Interest income                      2,847            1,988             2,051
                                  --------          -------          --------
Income before income taxes         164,730          137,457           102,380
Provision for income taxes          60,594           50,859            38,865
                                  --------          -------          --------
Net income                      $  104,136       $   86,598          $ 63,515
                                  ========          =======          ========
Net earnings per share-basic    $     1.68       $     1.42          $   1.05
                                  ========          =======          ========
Net earnings per share-diluted  $     1.65       $     1.41          $   1.04
                                  ========          =======          ========




                   See notes to consolidated financial statements.


CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                                            (In thousands except per share data)
                                                  Additional                 Total
                                      Common      Paid-In     Retained   Shareholders'
                                      Stock       Capital     Earnings      Equity
Balances at July 28, 1995             $29,996     $195,421    $270,666     $496,083
 Cash dividends - $.02 per
  share                                    --           --      (1,208)      (1,208)
 Exercise of stock options                301        4,865          --        5,166
 Tax benefit realized upon
  exercise of stock options                --        2,665          --        2,665
 Net income                                --           --      63,515       63,515
                                       ------      -------     -------      -------
Balances at August 2, 1996             30,297      202,951     332,973      566,221
 Cash dividends - $.02 per
  share                                    --           --      (1,522)      (1,522)
 Exercise of stock options                236        7,288          --        7,524
 Tax benefit realized upon
  exercise of stock options                --        1,611          --        1,611
 Net income                                --           --      86,598       86,598
                                       ------      -------     -------     --------
Balances at August 1, 1997             30,533      211,850     418,049      660,432
Cash dividends - $.02 per
  share                                    --           --      (1,287)      (1,287)
 Exercise of stock options                576       24,677          --       25,253
 Tax benefit realized upon
  exercise of stock options                --        4,340                    4,340
 Issuance of stock for
  acquisition                             131       10,369          --       10,500
 Net income                                --           --     104,136      104,136
                                       ------       ------     -------      -------
Balances at July 31, 1998             $31,240     $251,236    $520,898     $803,374
                                       ======      =======     =======      =======



See notes to consolidated financial statements.


CONSOLIDATED STATEMENT OF CASH FLOWS
                                                          (In thousands)
                                                         Fiscal years ended
                                                 July 31,    August 1,  August 2,
                                                  1998         1997      1996
Cash flows from operating activities:
  Net income                                    $104,136     $ 86,598   $ 63,515
   Adjustments to reconcile net income to
    net cash provided by operating activities:
     Depreciation and amortization                43,434       35,735     31,433
     Loss on disposition of property
       and equipment                                 227          135     14,689
   Changes in assets and liabilities,
    net of effects from acquisition:
     Receivables                                    (356)      (2,033)       390
     Inventories                                 (17,901)     (11,799)    (9,955)
     Prepaid expenses                               (725)      (3,222)      (573)
     Other assets                                 (1,109)        (436)      (212)
     Accounts payable                             10,196       (3,143)       814
     Taxes withheld and accrued                    3,640        1,494      1,651
     Income taxes payable                         (1,780)      (1,694)    (1,465)
     Accrued employee compensation                 1,818        6,727      1,965
     Accrued employee benefits                     1,860          269      2,590
     Other accrued expenses                        1,345           59        806
     Deferred income taxes                         6,013       15,505     (1,978)
                                                --------      -------     -------
  Net cash provided by
    operating activities                         150,798      124,195    103,670
                                                --------      -------    --------
Cash flows from investing activities:
  Purchase of short-term investments                  --         (603)    (4,011)
  Proceeds from maturities of
    short-term investments                         1,666        4,237     13,852
  Purchase of property and
    equipment                                   (180,599)    (148,649)  (137,633)
  Cash paid for acquisition, net
    of cash acquired                              (1,886)          --         --
  Proceeds from sale of property and
    equipment                                      3,141        3,299      2,456
                                                --------     --------    -------
  Net cash used in investing
    activities                                  (177,678)    (141,716)  (125,336)
                                                --------     --------   ---------
Cash flows from financing activities:
  Proceeds from issuance of
   long-term debt                                     --       50,000         --
  Proceeds from exercise of
   stock options                                  25,253        7,524      5,166
  Tax benefit realized upon
   exercise of stock options                       4,340        1,611      2,665
  Principal payments under
   long-term debt, capital lease
   obligations and non-compete agreement          (3,766)      (4,130)    (4,110)
  Dividends on common stock                       (1,287)      (1,522)    (1,208)
                                                 -------      --------   --------
  Net cash provided by
   financing activities                           24,540       53,483      2,513
                                                 -------      --------   --------
  Net (decrease) increase in cash
   and cash equivalents                           (2,340)      35,962    (19,153)
  Cash and cash equivalents,
   beginning of year                              64,933       28,971     48,124
                                                 -------      --------   --------
  Cash and cash equivalents,
   end of year                                  $ 62,593     $ 64,933    $ 28,971
                                                 =======      ========   ========

Supplemental disclosures of cash flow
 information:
  Cash paid during the year for:
    Interest                                    $  4,748     $  3,349    $  2,084
    Income taxes                                  52,690       35,664      39,642


Supplemental schedule of noncash investing and financing activities:

   On April 1, 1998, the Company acquired all of the capital stock of Carmine's Prime Meats, Inc. for cash of $2,500 and common stock of $10,500. In conjunction with the acquisition, liabilities were assumed as follows:

    Fair value of assets acquired               $ 1,185
    Goodwill                                     12,450
    Cash paid for the capital stock              (2,500)
    Common stock issued for the capital stock   (10,500)
                                                 -------
       Liabilities assumed                      $   635
                                                 =======
See notes to consolidated financial statements.

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

     Cash and cash equivalents -The Company's policy is to consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents consist primarily of auction preferred stocks and commercial paper. The carrying value of these instruments approximates market value due to their very short maturities.

     Short-term investments -Short-term investments, primarily consisting of federal government agency securities and commercial paper which the Company intends to hold to maturity, are stated at amortized cost in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." (See Note 3.)

     Inventories -Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method.

     Property and equipment -Property and equipment are stated at cost. For financial reporting purposes depreciation and amortization on these assets are computed by use of the straight-line and double-declining balance methods over the estimated useful lives of the respective assets, as follows:




                                                       Years
Buildings and improvements                             20-45
Buildings under capital leases                         20-25
Restaurant and other equipment                          3-10
Leasehold improvements                                  3-35

     Accelerated depreciation methods are generally used for income tax purposes.

     Interest is capitalized in accordance with SFAS No. 34, "Capitalization of Interest Costs." Capitalized interest was
$1,955, $2,093 and $2,010 for fiscal years 1998, 1997 and 1996, respectively.

     Gain or loss is recognized upon disposal of property and equipment, and the asset and related accumulated depreciation and amortization amounts are removed from the accounts.

     Maintenance and repairs, including the replacement of minor items, are charged to expense, and major additions to property and equipment are capitalized.

     Advertising - The Company generally expenses the costs of producing and communicating advertising the first time the advertising takes place. Net advertising expense was $30,484,$25,178 and $20,404 for the fiscal years 1998, 1997 and
1996, respectively.

     Insurance - The Company retains a significant portion of the risk for its workers' compensation, employee health insurance, general liability, and property coverages. Accordingly, provisions are made for the Company's estimates of discounted future claim costs for such risks. To the extent that subsequent claim costs vary from those estimates, current earnings are charged or credited.

     Goodwill - Goodwill represents the excess of the cost over the net tangible and identifiable intangible assets of acquired businesses, is stated at cost and is amortized, on a straight-line basis, over the estimated future periods to be benefited (20 years). On an annual basis the Company reviews the recoverability of goodwill based primarily upon an analysis of undiscounted cash flows from the acquired businesses. Accumulated amortization was $208 at July 31, 1998.

     Income taxes -The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Targeted jobs tax credits and employer tax credits for FICA taxes paid on tip income are accounted for by the flow-through method. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. (See Note 8.)

     Earnings per share - In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings Per Share," which requires presentation of basic and diluted earnings per share.
Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the reporting period. Diluted earnings per share reflects the potential dilution that could occur if securities, options or other contracts to issue common stock were exercised or converted into common stock. As required, the Company adopted the provisions of SFAS No. 128 in the quarter ended January 30, 1998. All prior year weighted average and per share information has been restated in accordance with SFAS No. 128. Outstanding stock options issued by the Company represent the only dilutive effect reflected in diluted weighted average shares.

     Stock-based compensation - SFAS No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require, companies to adopt the fair value method of accounting for stock-based employee compensation. The Company has chosen to continue to account for stock-based employee compensation in accordance with Accounting
Principles Board Opinion No. 25, "Accounting for Stock Issued to
Employees," and related Interpretations.(See Note 6.)

     Start-up costs -Start-up costs of a new store are expensed in the month in which the store opens.

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

    Recent accounting pronouncements not yet adopted - In June 1997, SFAS No. 130, "Reporting Comprehensive Income," was issued. SFAS No. 130 specifies how to report and display comprehensive income and its components. This statement is effective for fiscal years beginning after December 15, 1997, with restatement of all prior periods shown. The Company will adopt SFAS No. 130 in the first quarter of fiscal 1999. The Company is currently evaluating the effect that SFAS No. 130 will have on the Company's consolidated financial statements upon adoption. In June 1997, SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," was issued. SFAS No. 131 requires the disclosure of certain information about operating segments in the financial statements. This statement is effective for fiscal years beginning after December 15, 1997, with restatement of all prior periods shown if not impracticable to do so. The Company will adopt SFAS No. 131 in fiscal 1999. The Company is currently evaluating the effect that SFAS No. 131 will have on the Company's consolidated financial statements upon adoption. In June 1998, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," was issued.
SFAS No. 133 specifies how to report and display derivative instruments and hedging activities. This statement is effective for fiscal years beginning after June 15, 1999. The Company will adopt SFAS No. 133 in the first quarter of fiscal 2000. The Company is currently evaluating the effect that SFAS No. 133 will have on the Company's consolidated financial statements upon adoption. The Company does not expect the adoption of SFAS Nos. 130, 131 or 133 to have a material effect on the Company's consolidated financial statements. In March 1998, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 98-1 , "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 provides guidance on when costs incurred for internal-use computer software are capitalized or expensed and guidance on whether computer software is for internal use. SOP 98-1 is effective for fiscal years beginning after December 15, 1998 and applies to internal-use software costs incurred for all projects, including those in progress upon initial application of the SOP. The Company is currently evaluating the effect that SOP 98-1 will have on the Company's consolidated financial statements upon adoption. In April 1998, SOP 98-5, "Reporting of the Costs of Start-up Activities," was issued. SOP 98-5 requires that the Company expense start-up costs of new stores as incurred rather than when the store opens as is the Company's current practice. SOP 98-5 is effective for fiscal years beginning after December 15, 1998. The Company is currently evaluating the effect that SOP 98-5 will have on the Company's consolidated financial statements upon adoption. The Company does not expect the adoption of either SOP 98-1 or SOP 98-5 to have a material effect on the Company's consolidated financial statements.

2.  Inventories

     Inventories were composed of the following at:

                             July 31,           August 1,
                              1998                1997

Retail                        $72,682             $58,199
Restaurant                     13,997              11,214
Supplies                        4,930               3,856
                              -------             -------
Total                         $91,609             $73,269
                              =======             =======

3.  Short-term Investments

     The Company had no held-to-maturity securities at July 31, 1998.

     The amortized costs and fair values of held-to-maturity securities at August 1, 1997 were as follows:

                         Amortized  Unrealized  Unrealized    Fair
                          Cost        Gains      Losses      Value
U.S. Treasury and U.S.
 Government Agencies     $  501        --         --        $  501
Corporate debt
 securities                 603      $  5         --           608
Other securities            562       128         --           690
                          -----      -----      -----        -----
Short-term investments   $1,666      $133         --        $1,799
                         ======      =====      =====        =====
4.  Debt

     Long-term debt consisted of the following at:



                                       July 31,           August 1,
                                        1998               1997
6.36% Term Loan payable on or before
 December 1, 2001                        $50,000        $50,000
9.53% Senior Notes Payable in annual
 installments of varying amounts from
 January 15, 1994 to January 15, 2002,
 with a final installment of $2,000
 due January 15, 2003                     12,000        $15,500
Less current maturities                    2,500          3,500
                                          ------        -------
Long-term debt                           $59,500        $62,000
                                          ======        =======

     The financial covenants related to the 6.36% Term Loan require that the Company maintain an interest coverage ratio of 3.0 to 1.0 and a lease adjusted funded debt to total capitalization ratio not to exceed 0.4 to 1.0.

     The note agreements relating to the 9.53% Senior Notes placed in January 1991 in the original amount of $30,000 include, among other provisions, requirements that the Company maintain minimum tangible net worth of $70,000. The agreements also contain certain other restrictions related to the payment of cash dividends and the purchase of treasury stock. Retained earnings not restricted under the provisions of the agreements were approximately $462,400 at July 31, 1998.

     Based on discounted cash flows of future payment streams, assuming rates equivalent to the Company's incremental borrowing rate on similar liabilities, the fair value of the 6.36% Term Loan and the 9.53% Senior Notes approximates carrying value as of July 31, 1998.

     The Company has a revolving credit facility with a maximum principal amount of $75,000. No amounts were outstanding under the revolving credit facility at July 31, 1998.

     At July 31, 1998 and August 1, 1997, the Company was in compliance with all covenants.

     The aggregate maturities of long-term debt subsequent to July 31, 1998 are as follows:

Fiscal year
1999                          $ 2,500
2000                            2,500
2001                            3,000
2002                           52,000
2003                            2,000
                               ------
Total                         $62,000
                               ======
5.  Common Stock

       The Board of Directors granted certain executive officers hired in fiscal 1996 a total of 37,000 restricted shares which vest over five years. The Company's compensation expense for these restricted shares was $150, $150 and $144 in fiscal 1998, 1997 and 1996, respectively. The weighted average fair value of the restricted shares granted during fiscal 1996 was $20.27 per share.

6.  Stock Option Plans

   The Company's employee stock option plans are administered by the Stock Option Committee (the " Committee"). Members of the Committee are appointed by the Board of Directors and consist of members of the Board of Directors. The Committee is authorized to determine, at time periods within its discretion and subject to the direction of the Board, which key employees shall be granted options, the number of shares covered by the options granted to each, and within applicable limits, the terms and provisions relating to the exercise of such options.

    The Committee is currently authorized to grant options to purchase an aggregate of 17,525,702 shares of the Company's common stock under all employee stock option plans. The option price per share under the employee stock option plans must be at least 100% of the fair market value of a share of the Company's common stock based on the closing price on the day preceding the day the option is granted. Options are generally exercisable each year on a cumulative basis at a rate of 33% of the total number of shares covered by the option beginning one year from the date of grant, expire ten years from the date of grant and are non-transferable.
At July 31, 1998, there were 5,567,173 shares of unissued common stock reserved for issuance under the employee stock option plans.

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

   Stock Options: A summary of the status of the Company's stock option plans for fiscal 1998, 1997 and 1996, and changes during those years is presented below:


(Shares in thousands)           1998       1997               1996
                              Weighted-       Weighted-         Weighted-
                               Average        Average            Average
Fixed Options         Shares    Price  Shares Price     Shares   Price
Outstanding at
 beginning of year     5,647   $21.90   5,342   $21.34   4,831   $20.63
Granted                1,601    31.00   1,297    22.80   1,449    19.35
Exercised             (1,146)   22.40    (464)   16.14    (602)    8.49
Forfeited or canceled   (286)   24.40    (528)   23.51    (336)   25.61
                      -------   -----    -----  ------   ------   -----
Outstanding at
  end of year          5,816    24.18   5,647    21.90   5,342    21.34
                      ======   ======   ======  ======  =======   ======
Options exercisable
 at year-end           3,453    21.76   3,751    22.13   3,749    21.81
Weighted-average fair
 value per share of
 options granted
 during the year               $12.89           $13.52           $11.18

The following table summarizes information about fixed stock options outstanding at July 31, 1998:
(Shares in thousands)

                                Options Outstanding                   Options Exercisable
                    Number        Weighted-Average  Weighted-       Number       Weighted-
  Range of          Outstanding   Remaining         Average         Exercisable  Average
Exercise Prices     at 7/31/98    Contractual Life  Exercise Price   at 7/31/98    Exercise Price
$ 5.38 - 10.00         321            1.59            $ 6.33           321       $ 6.33
 10.01 - 20.00       1,060            5.86             18.14           839        17.89
 20.01 - 30.00       2,915            6.24             24.79         2,293        25.33
 30.01 - 32.00       1,520            9.16             31.01            --           --
---------------      -----            ----             -----         -----        ------
$ 5.38 - 32.00       5,816            6.67             24.18         3,453        21.76
==============       =====            ====             =====         =====        =====
/TABLE

Had the fair value of options granted under these plans beginning in fiscal 1996 been recognized as compensation expense on a straight-line basis over the vesting period of the grant, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

                         1998         1997        1996
Net income:
 As reported            $104,136     $86,598      $63,515
 Pro forma                95,442      76,767       61,001
Net earnings per share:
 As reported - diluted      1.65        1.41         1.04
 Pro forma - diluted        1.51        1.25         1.00

The pro forma effect on net income for 1998, 1997 and 1996 is not representative of the pro forma effect on net income in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1996.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in fiscal 1998, 1997 and 1996: dividend yield of .1% for all years, expected volatility of 36, 35 and 36 percent, respectively; risk-free interest rate ranges of 5.8% to 6.0%, 6.3% to 6.7% and 5.3% to 6.3% and expected lives of five, six and six years, respectively.

The Company recognizes a tax deduction upon exercise of non-qualified stock options in an amount equal to the difference between the option price and the fair market value of the common stock.
These tax benefits are credited to Additional Paid-In Capital.

7.  Acquisition of wholly-owned subsidiary

     On April 1, 1998, the Company acquired all of the capital stock of Carmine's Prime Meats, Inc. for cash of $2,500 and common stock of $10,500. The acquisition has been accounted for using the purchase method of accounting, and accordingly, the purchase price has been allocated to the assets purchased and the liabilities
assumed based upon fair values at the date of acquisition.   The
excess of the purchase price over the fair value of the net assets acquired was $12,450 and has been recorded as goodwill, which is being amortized on a straight-line basis over its estimated useful life, 20 years. The amount of goodwill amortization in fiscal 1998 was $208.

     The net purchase price was allocated as follows:

Current assets, other than cash acquired            $   439
Property and equipment                                  117
Other assets                                             15
Goodwill                                             12,450
Liabilities assumed                                     635
                                                     ------
Purchase price, net of cash received                $12,386
                                                     ======

     The operating results of this acquired business have been included in the consolidated statement of income from the date of the acquisition and proforma consolidation of the results of operations would not have been materially different from the reported amounts for fiscal 1996, 1997 and 1998. Such proforma amounts are not necessarily indicative of what the actual consolidated results of operations might have been if the acquisition had been effective at the beginning of fiscal 1996.

8.  Income Taxes

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

      Significant components of the Company's net deferred tax liability consisted of the following at:

                                         July 31,    August 1,
                                          1998        1997
Deferred tax assets:
    Financial accruals without
     economic performance               $ 7,606      $ 6,328
    Other                                 2,487        2,727
                                         ------        -----
    Deferred tax assets                  10,093        9,055
                                         ------        -----
Deferred tax liabilities:
    Excess tax depreciation over book    24,575       17,068
    Other                                10,107       10,563
                                         ------       ------
    Deferred tax liabilities             34,682       27,631
                                         ------       ------
Net deferred tax liability              $24,589      $18,576
                                         ======       ======

     The Company provided no valuation allowance against deferred tax assets recorded as of July 31, 1998 and August 1, 1997, as the "more-likely-than-not" valuation method determined all deferred assets to be fully realizable in future taxable periods.

      The components of the provision for income taxes for each of the three fiscal years were as follows:

                            1998          1997         1996
Current:
   Federal                 $48,224       $30,398      $34,965
   State                     6,357         4,956        5,878
Deferred                     6,013        15,505       (1,978)
                            --------      ------       -------
Total income tax provision $60,594       $50,859      $38,865
                            =======       =======      ======

    A reconciliation of the provision for income taxes as reported and the amount computed by multiplying the income before the provision for income taxes by the U.S. federal statutory rate of 35% was as follows:









                                 1998          1997         1996
Provision computed at federal
 statutory income tax rate     $57,655       $48,110      $35,833
State and local income taxes,
 net of federal benefit          3,212         3,753        4,126
Jobs credit                       (172)         (195)         (33)

Employer tax credits for
FICA taxes
 paid on tip income             (1,711)       (1,403)      (1,328)
Other-net                        1,610           594          267
                                ------        ------       ------
Total income tax provision     $60,594       $50,859      $38,865
                                ======        ======       ======

 9.  Segment Information

     The Company operates stores which provide a combination of restaurant and retail services to the public. The Company considers this combination of services to be one industry segment.

10.  Commitments and Contingencies

     The Company has been involved in various legal matters during fiscal 1998 which arose in the ordinary course of business and are being defended and handled in the ordinary course of business. While the ultimate results of such matters cannot be determined or predicted, management does not believe that they will have a material adverse effect on the Company's consolidated financial statements.

     The Company maintains insurance coverage for various aspects of its business and operations. The Company has elected, however, to retain a portion of losses that occur through the use of various deductibles, limits and retentions under its insurance programs. This situation may subject the Company to some future liability for which it is only partially insured, or completely uninsured. The Company intends to mitigate any such future liability by continuing to exercise prudent business judgment in negotiating the terms and conditions of its contracts.

     The Company operates seventeen stores from leased facilities and also leases certain land and advertising billboards. These leases have been classified as either capital or operating leases in accordance with the criteria contained in SFAS No. 13, "Accounting for Leases." The interest rates for capital leases vary from 10% to
17%.   Amortization of capital leases is included with depreciation expense. A majority of the Company's lease agreements provide for renewal options and some of these options contain escalation clauses. Certain store leases provide for contingent lease payments based upon sales volume in excess of specified minimum levels.

     The following is a schedule by years of future minimum lease payments under capital leases together with the present value of the minimum lease payments as of July 31, 1998:

Fiscal year
1999                                            $  371
2000                                               371
2001                                               303
2002                                               197
2003                                               147
Later years                                        547
                                                 ------
Total minimum lease payments                     1,936
Less amount representing interest                  634
                                                 -----
Present value of minimum lease payments          1,302
Less current portion                               200
                                                 -----
Long-term portion of capital lease obligations  $1,102
                                                 =====

     The following is a schedule by years of the future minimum rental payments required under noncancelable operating leases as of July 31, 1998:

Fiscal year
1999                                            $15,766
2000                                              4,715
2001                                              2,424
2002                                              1,880
2003                                              1,268
Later years                                       8,754
                                                -------
Total                                           $34,807
                                                =======

Rent expense under operating leases for each of the three fiscal years was:

                      Minimum       Contingent     Total
1998                 $16,299          $779       $17,078
1997                  14,163           787        14,950
1996                  12,134           764        12,898

11.  Employee Savings Plan

     The Company has an employee savings plan, which provides for retirement benefits for eligible employees. The plan is funded by elective employee contributions up to 16% of their compensation and the Company matches 25% of employee contributions for each participant up to 6% of the employee's compensation. The Company contributed $1,250, $1,188 and $864 for fiscal 1998, 1997 and 1996, respectively.

12. Quarterly Financial Data (Unaudited)

     Quarterly financial data for fiscal 1998 and 1997 are summarized as follows:

                    1st          2nd          3rd          4th
                  Quarter      Quarter      Quarter      Quarter
1998
Net sales        $312,755     $321,790     $317,364     $365,195
Gross profit on
 sales            206,264      205,154      209,942      245,624
Income before
 income taxes      37,553       32,080       39,154       55,943
Net income         23,733       20,274       24,745       35,384
Net earnings per
 share - diluted      .38          .32          .39          .56
                  -------      -------      -------      -------
1997
Net sales        $258,902     $267,854     $275,062     $322,033
Gross profit on
 sales            169,587      170,282      182,615      213,664
Income before
 income taxes      30,403       25,459       32,672       48,923
Net income         18,850       15,988       20,518       31,242
Net earnings per
 share - diluted      .31          .26          .33          .51
                 --------     --------      -------      -------



                       INDEPENDENT AUDITOR'S REPORT

To the Shareholders of Cracker Barrel Old Country Store, Inc.:

We have audited the accompanying consolidated balance sheet of Cracker Barrel Old Country Store, Inc. and subsidiaries (the "Company") as of July 31, 1998 and August 1, 1997, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three fiscal years in the period ended July 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted accounting standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company at July 31, 1998 and August 1, 1997, and the results of its operations and its cash flows for each of the three fiscal years in the period ended July 31, 1998 in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP
Nashville, Tennessee
September 9, 1998